SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on September 30, 2003 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Financial Statements

For the three-month period ended as of September 30, 2003

in comparative format

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Hipólito Yrigoyen 476 2º Floor - Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the three-month period ended September 30, 2003 compared with the previous year
Fiscal year No.114 beginning July 1, 2003

Expressed in Argentine Pesos (See Note 1 of Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 4 of unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock,1 vote each	705,864,065	70,586,406	70,586,406

Eduardo Sergio Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of September 30 and June 30, 2003

	30.09.03 (Notes 2 and 4) Ps.	30.06.03 (Notes 2 and 4) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 5.a)	34,714,685	22,973,645
Investments (Note 5.b)	16,641,360	13,014,036
Accounts receivable, net (Note 5.d)	23,762,693	28,961,402
Other receivables and prepaid expenses (Note 5.e)	6,395,448	4,851,462
Inventory (Note 5.f)	746,234	759,201

Total Current Assets	82,260,420	70,559,746

NON-CURRENT ASSETS
Accounts receivable, net (Note 5.d)	2,404,102	2,340,774
Other receivables and prepaid expenses, net (Note 5.e)	48,587,533	47,681,566
Inventory, net (Note 5.f)	25,031,237	25,030,000
Fixed assets, net (Note 5.g)	906,169,525	918,697,764
Investments, net (Note 5.c)	11,628,461	11,094,539
Intangible assets, net (Note 5.h)	1,990,998	2,402,626

Subtotal Non-Current Assets	995,811,856	1,007,247,269

Goodwill (Nota 5.i)	25,324,980	26,530,010

Total Non Current Assets	1,021,136,836	1,033,777,279

Total Assets	1,103,397,256	1,104,337,025

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 5.j)	18,490,545	19,478,694
Short-term debt (Note 5.k)	22,358,919	24,699,280
Salaries and social security payable (Note 5.l)	2,233,494	3,783,026
Taxes payable (Note 5.m)	6,728,000	5,812,218
Customer advances (Note 5.n)	11,964,149	11,212,118
Related parties (Note 6)	7,207,403	7,444,981
Dividends payable	337,678	337,678
Other liabilities (Note 5.o)	5,535,746	5,649,942

Total debts	74,855,934	78,417,937

NON-CURRENT LIABILITIES
Trade accounts payable (Note 5.j)	3,487,428	3,609,629
Long-term debt (Note 5.k)	224,728,947	218,138,833
Customer advances (Note 5.n)	25,351,681	25,318,125
Other liabilities (Note 5.o)	860,866	913,924

Total debts	254,428,922	247,980,511

Provisions (Note 5.p)	3,932,448	3,927,125

Total Non-Current Liabilities	258,361,370	251,907,636

Total Liabilities	333,217,304	330,325,573

Minority interest	14,706,083	14,760,545

SHAREHOLDERS’ EQUITY	755,473,869	759,250,907

Total Liabilities and Shareholders’ Equity	1,103,397,256	1,104,337,025

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Results

For the three-month periods ended September 30, 2003 and 2002

	30.09.03 (Notes 2 and 4) Ps.	30.09.02 (Notes 2 and 4) Ps.
Sales:
Leases and services	24,942,549	20,343,099
Sales and development properties	—	411,321
Credit card operations	6,209,495	3,737,060

Total sales	31,152,044	24,491,480

Costs:
Leases and services	(14,499,495)	(14,269,252)
Sales and development properties	—	(602,749)
Credit card operations	(2,396,827)	(1,163,775)

Total costs	(16,896,322)	(16,035,776)

Gross profit (loss):
Leases and services	10,443,054	6,073,847
Sales and development properties	—	(191,428)
Credit card operations	3,812,668	2,573,285

Total gross profit	14,255,722	8,455,704

Selling expenses	(1,779,867)	(5,926,357)
Administrative expenses	(4,067,934)	(4,015,762)
Net loss in credit card trust	(336,067)	(502,121)

	(6,183,868)	(10,444,240)

Operating income (loss)	8,071,854	(1,988,536)

Net loss in equity investments	(181,179)	(960,759)

Depreciation of goodwill	(1,206,831)	(1,206,757)

Financial results generated by assets
Interest income	1,255,252	2,858,400
Interest income from related parties (Note 6)	7,790	83,135
Loss on exposure to inflation	—	(36,129,799)

Subtotal	1,263,042	(33,188,264)

Financial results generated by liabilities
Results from derivative instruments	4,614,259	3,646,913
Interest expense	(7,512,181)	8,240,084
Exchange differences, net	(5,244,553)	(1,348,665)
Interest with related parties (Note 6)	(219,944)	9,236,729
Gain on early redemption of debt	—	3,515,539
Gain on exposure to inflation	—	37,714,656

Subtotal	(8,362,419)	61,005,256

Financial results, net	(7,099,377)	27,816,992

Other income, net (Note 5.q.)	1,677,794	10,138,722

Income before taxes and minority interest	1,262,261	33,799,662

Minority interest	54,461	1,094,558

Income tax	(5,197,192)	(19,551,536)

Net (loss) income	(3,880,470)	15,342,684

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods ended September 30, 2003 and 2002

	30.09.03 (Notes 2 and 4) Ps.	30.09.02 (Notes 2 and 4) Ps.
Changes in cash and cash equivalents
Cash and cash equivalents as of beginning of years	28,287,319	16,460,113

Cash and cash equivalents as of end of period	43,651,177	29,921,973

Net increase in cash and cash equivalents	15,363,858	13,461,860

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOW FROM ACTIVITIES
(Loss) income for the period	(3,880,470)	15,342,684
Adjustments to reconcile net (loss) income to cash flow from operating activities
• Financial results	1,854,161	(43,404,403)
• Depreciation of fixed assets	13,827,674	13,800,716
• Amortization of deferred financing costs	468,438	3,951,595
• Amortization of impairment of fixed assets	(405,681)	(742,476)
• Amortization of impairment of intangible assets	(22,458)	—
• Amortization of intangible assets	549,429	1,386,035
• Allowance for doubtful accounts	—	5,102,324
• Provision for contingencies	21,041	—
• Depreciation of goodwill	1,206,831	1,206,757
• Recovery of allowance for doubtful accounts	(1,595,985)	(567,148)
• Recovery of provision for contingencies	—	(27,260)
• Gain on early redemption of debt	—	(17,221,815)
• Net loss in investments companies	181,179	960,759
• Net loss in credit card trust	155,233	519,413
• Minority interest	(54,461)	(991,195)
• Income tax	5,197,192	19,551,536
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions
• Decrease (Increase) in accounts receivable	4,549,225	(4,840,464)
• (Increase) Decrease in other receivables and prepaid expenses	(3,031,456)	1,875,189
• Increase in intangible assets	(117,143)	(277,383)
• Decrease in investments	1,307,299	288,195
• Decrease in inventory	12,967	689,454
• (Decrease) Increase in trade accounts payable	(1,110,350)	5,496,763
• Increase (Decrease) in customer advances	785,587	(158,492)
• Increase (Decrease) in taxes payable	915,782	(4,605,080)
• Decrease in salaries and social security payable	(1,549,532)	(183,710)
• Decrease of provision for contingencies	(15,720)	—
• Decrease in other liabilities	(167,252)	(3,338,333)
• (Decrease) Increase in related parties	(237,578)	1,929,491
• (Decrease) Increase in accrued interest	(1,468,721)	4,607,065

Net cash provided by operating activities	17,375,231	350,217

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(893,753)	(877,972)
• Increase in investments	—	(5,577,581)
• Acquisition of inventory	(1,237)	(1,506)

Net cash used in investing activities	(894,990)	(6,457,059)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of short-term and long-term debt	(1,116,383)	(8,444,660)
• Financing costs	—	(229,159)
• Cash contribution from minority shareholders	—	2,639
• Redemption of debt	—	(43,965,091)
• Issuance of unsecured convertible Notes	—	72,204,973

Net cash (used in) provided by financing activities	(1,116,383)	19,568,702

Net Increase in cash and cash equivalents	15,363,858	13,461,860

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods ended September 30, 2003 and 2002

	30.09.03 Ps.	30.09.02 Ps.
Additional information
Non-cash activities
– Issuance of credit card receivables	3,503,984	750,071
– Liquidation of interest in credit card receivables	1,321,843	1,939,666
– Conversion of unsecured convertible Notes into ordinary share	103,432	—
– Increase in customer advances through a decrease in other liabilities	—	2,635,558
– Conversion of balances with related parties into unsecured convertible Notes	—	118,663,297

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements

NOTE 1:	ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY’S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, and an economic recession that has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment, mainly through the end of 2002.

To overcome the mentioned crisis, as from December 2001 the government issued measures, laws, decrees and regulations that involved profound changes to the prevailing economic model. Among the measures adopted was the floating of the exchange rate that led to a significant devaluation during the first months of 2002, and the pesification of certain assets and liabilities in foreign currency held in Argentina.

This situation generated a significant and uneven increase in economic indicators, such as the rate of exchange, the domestic wholesale price index used for restatement of the financial statements for the previous year and specific indicators for the Company’s goods and services, mainly during 2002. These circumstances affect comparability of the unaudited financial statements submitted, which must be interpreted in the light of those circumstances.

NOTE 2:	PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Company has consolidated its Balance Sheets at September 30, 2003 and June 30, 2003 and the statements of results and cash flow for the three-month periods ended September 30, 2003 and 2002 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, although not yet approved by the National Securities Commission. The application of this Resolution to the unaudited financial statements of the Company does not differ significantly from the Technical Resolution Nos. 4 and 5 and the amendments of Technical Resolutions 17 and 18.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 2:	(Continued)

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards. At September 30, 2003, there is a divergence of Ps. 3.2 million that would reduce the loss for the period. From July to September 2003, an inflation of 1% was recorded.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

Comparative information

According to the new Technical Resolutions mentioned in Note 2.1 of Unaudited Financial Statements, the Balance Sheet is disclosed in comparative format with the year ended June 30, 2003.

Comparative balances at September 30, 2002 shown in these unaudited consolidated financial statements for comparative purposes result from restating the amounts in the consolidated financial statements at those dates following the guidelines detailed in Note 2.2. to the unaudited financial statements.

Certain amounts in the financial statements at September 30, 2002 and for the period then ended were reclassified for disclosure on a comparative basis with those for the current period.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 3:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of
Company	30.09.03	30.09.02
Emprendimiento Recoleta S.A.	51	51
Tarshop S.A.	80	80
Shopping Neuquén S.A.	94,623	94,623
Inversora del Puerto S.A.	99,9917	99,9917
Alto Invest S.A.	100	75,5284
Shopping Alto Palermo S.A.	99,9999	99,9999
Fibesa S.A.	99,9999	99,9999

NOTE 4:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 3 have been prepared on a consistent basis with those applied by Alto Palermo S.A..

a. Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing 5. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

b. Investments

b.1. Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government bonds have been valued at quotation value in force at period end.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4:	(Continued)

b.2. Interest in other companies

Includes equity investments in E-Commerce Latina S.A. and Pérez Cuesta S.A.C.I., which have been accounted for under the equity method.

Includes retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A..

NOTE 5:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	30.09.03 Ps.	30.06.03 Ps.
Cash in local currency	746,819	606,055
Cash in foreign currency	1,736,242	2,143,526
Banks in local currency	7,613,460	4,776,914
Banks in foreign currency	23,728,441	13,835,199
Saving accounts	889,723	1,611,951

	34,714,685	22,973,645

b) Investments:

	30.09.03 Ps.	30.06.03 Ps.
Current
Mutual funds	8,936,492	5,313,674
Reteined interest in transferred credit card receivable (i)	6,030,862	4,719,057
Government bonds (i)	1,674,006	2,981,305

	16,641,360	13,014,036

(i)	Not considered as cash equivalent for purpose of the statements of cash flow.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5:	(Continued)

d) Interest in other companies:

	30.09.03 Ps.	30.06.03 Ps.
Non-current
Pérez Cuesta S.A.C.I.	5,628,135	5,628,135
E-Commerce Latina S.A.	2,718,030	2,899,210
Retained interest in transferred credit card receivable	3,282,296	2,567,194

	11,628,461	11,094,539

e) Accounts receivable, net:

	30.09.03 Ps.	30.06.03 Ps.
Current
Leases and services and credit card receivable	28,527,632	40,094,813
Debtors under legal proceedings	20,484,053	22,054,254
Checks to be deposited	6,913,665	6,177,030
Pass-through expenses receivable	5,110,672	5,422,451
Mortgage receivable	248,150	305,895
Notes receivable	984,687	213,808
Credit card receivable	57,924	26,039
Less:
Allowance for doubtful accounts	(38,564,090)	(45,332,888)

Total	23,762,693	28,961,402

Non-current
Leases and services and credit card receivable	1,398,403	1,235,845
Mortgage receivable	1,054,297	1,158,850
Allowance for doubtful accounts	(48,598)	(53,921)

Total	2,404,102	2,340,774

	26,166,795	31,302,176

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5:	(Continued)

f) Other receivables and prepaid expenses, net:

	30.09.03 Ps.	30.06.03 Ps.
Current
Accounts receivable credit card trust	1,948,443	—
Prepaid expenses	1,065,996	284,824
Related parties (Note 6)	813,284	1,093,466
Prepaid services	367,374	330,356
Guarantee deposits	327,209	889,951
Prepaid gross sales tax	252,058	247,415
Interest rate swap	122,846	306,867
Other tax credits	81,553	112,200
Dividends receivable (Note 6)	75,000	75,000
Income tax	56,422	51,418
Other prepaid taxes	16,158	—
Other	1,269,105	1,459,965

Total	6,395,448	4,851,462

Non-Current
Asset tax	27,544,860	25,763,022
Interest rate swap receivable	12,408,721	8,172,241
Deferred income tax	7,408,369	12,173,390
Mortgage receivable	2,208,275	2,208,275
Value Added Tax (“VAT”) receivable	552,261	550,381
Prepaid gross sales tax	327,995	318,153
Income tax	219,970	31,468
Guarantee deposits	40,240	655,000
Other	85,117	17,911
Less:
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)

Total	48,587,533	47,681,566

	54,982,981	52,533,028

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5:	(Continued)

f) Inventory, net:

	30.09.03 Ps.	30.06.03 Ps.
Current
Torres de Abasto	555,153	555,153
Resale merchandise	76,708	98,674
Other	114,373	105,374

Total	746,234	759,201

Non-Current
Alcorta Plaza	15,951,237	15,950,000
Air space Supermercado Coto – Agüero 616	9,080,000	9,080,000

Total	25,031,237	25,030,000

	25,777,471	25,789,201

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5:	(Continued)

g) Fixed assets, net:

	30.09.03 Ps.	30.06.03 Ps.
Properties:
Shopping Centers:
- Abasto	208,976,745	210,848,296
- Alto Palermo	242,874,404	247,477,956
- Alto Avellaneda	103,195,814	105,133,444
- Paseo Alcorta	71,755,781	72,689,577
- Patio Bullrich	125,940,474	127,554,349
- Alto NOA	23,487,658	23,810,474
- Buenos Aires Design	25,213,989	25,840,064
- Neuquén	6,694,513	6,694,513
Caballito plots of land	8,821,673	8,821,673
Rosario plots of land	41,100,446	41,100,446
Other properties	10,652,379	10,742,882
Leasehold improvements	270,754	425,572
Facilities	1,910,784	2,170,834
Furniture and fixture	1,846,076	1,959,384
Computer equipment	2,484,225	2,512,778
Software	1,064,058	1,244,161
Work in progress:
- Caballito	17,178,328	17,178,328
- Rosario	10,524,116	10,400,195
- Neuquén	1,844,421	1,844,421
- Patio Bullrich	332,887	248,417

Total	906,169,525	918,697,764

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5:	(Continued)

h) Intangible assets, net:

	30.09.03 Ps.	30.06.03 Ps.
Trademarks	256,895	267,137
Expenses related to securitization of receivables	153,734	334,565
Preoperating expenses	1,541,614	1,526,875
Advertising:
Torres de Abasto	38,755	38,755
Tenant list Patio Bullrich	—	235,294

Total	1,990,998	2,402,626

i) Goodwill:

	30.09.03 Ps.	30.06.03 Ps.
- Ex Alto Palermo S.A.	9,852,941	10,466,951
- Fibesa S.A.	14,321,349	14,851,803
- Tarshop S.A.	290,249	305,993
- Inversha S.A.	555,506	583,822
- Pentigrás S.A.	304,935	321,441

Total	25,324,980	26,530,010

j) Trade accounts payable:

	30.09.03 Ps.	30.06.03 Ps.
Current
Suppliers	15,320,580	16,130,519
Accruals	2,177,203	2,384,358
Imports payable	992,762	963,817

Total	18,490,545	19,478,694

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5:	(Continued)

	30.09.03 Ps.	30.06.03 Ps.
Non-current
Imports payable	3,487,428	3,609,629

Total	3,487,428	3,609,629

	21,977,973	23,088,323

k) Short-term and long-term debt:

	30.09.03 Ps.	30.06.03 Ps.
Current
Short-term debt
- Banks
Scotiabank loan	3,000,000	3,000,000
HSBC Bank loan	—	272,245
Industrial de Azul Bank loan	—	700,000
Reference stabilization index (“CER”)	1,334,400	1,329,335
Other loans	16,108	158,742
Accrued interest	650,160	523,448

Subtotal	5,000,668	5,983,770

- Financial
Senior Notes	4,816,001	4,801,335
Accrued interest for Notes, Senior Notes and unsecured convertible Notes	6,952,885	8,497,521
Unaccrued deferred financing costs	(1,873,143)	(1,873,143)
Other loans	1,894,983	1,755,272
Seller financing	4,916,532	4,900,195
Accrued interest for Seller financing	609,202	591,036
Mortgage loans	41,791	43,294

Subtotal	17,358,251	18,715,510

Total	22,358,919	24,699,280

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5:	(Continued)

	30.09.03 Ps.	30.06.03 Ps.
Non current
- Financial
Unsecured convertible Notes	145,191,824	139,561,845
Notes	49,621,000	49,621,000
Senior Notes	25,283,998	25,206,998
Unaccrued deferred financing costs	(881,126)	(1,349,510)
Other loans	5,513,251	5,098,500

Total	224,728,947	218,138,833

	247,087,866	242,838,113

l) Salaries and social security payable:

	30.09.03 Ps.	30.06.03 Ps.
Provision for vacation and bonuses	1,275,078	2,605,921
Social security payable	658,370	651,521
Salaries payable	263,490	360,886
Other	36,556	164,698

Total	2,233,494	3,783,026

m) Taxes payable:

	30.09.03 Ps.	30.06.03 Ps.
Current
VAT payable, net	2,363,566	2,069,899
Asset tax payable, net	1,881,560	2,117,320
Other tax withholdings	1,078,188	575,858

Gross sales tax provision	585,770	461,569
Income tax, net	534,806	263,697
Gross sales tax withholdings	213,407	261,305
Property tax provision	51,656	34,211
Other taxes	19,047	28,359

Total	6,728,000	5,812,218

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5:	(Continued)

n) Customer advances:

	30.09.03 Ps.	30.06.03 Ps.
Current
Admission rights	7,605,675	7,442,488
Lease advances	4,028,537	3,320,211
Torres Abasto advances	282,134	393,617
Guarantee deposits	47,803	55,802

Total	11,964,149	11,212,118

Non-current
Admission rights	14,349,189	14,044,014
Lease advances	10,944,006	11,198,147
Guarantee deposits	58,486	75,964

Total	25,351,681	25,318,125

Total	37,315,830	36,530,243

o) Other liabilities:

	30.09.03 Ps.	30.06.03 Ps.
Current
Accrual for directors fees, net	3,164,307	3,164,123
Donations payable	1,300,407	1,558,305
Contributed leasehold improvements	212,220	212,220
Other	858,812	715,294

Total	5,535,746	5,649,942

Non-current
Contributed leasehold improvements	848,866	901,924
Withholdings and guarantee deposits	12,000	12,000

Total	860,866	913,924

	6,396,612	6,563,866

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5:	(Continued)

p) Provisions:

	30.09.03 Ps.	30.06.03 Ps.
Current
Provision for contingencies	3,932,448	3,927,125

Total	3,932,448	3,927,125

q) Other income, net:

	30.09.03 Ps.	30.09.02 Ps.
Recovery of allowance for doubtful accounts	1,595,985	—
Provision for contingencies, net	(21,041)	(30,022)
Donations	—	(3,125)
Gain on early redemption of debt	—	10,569,204
Gain from sale of fixed assets	—	15,207
Other	102,850	(412,542)

Total	1,677,794	10,138,722

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

6. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of results for the three- month periods ended		Balance receivable (payable) as of
			30.09.2003 Ps.	30.09.2002 Ps.	30.09.2003 Ps.	30.06.2003 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	29,527	121,869
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	—	83,135	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest (expense) income	(168,934)	6,141,591	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(4,528,457)	(4,585,754)
Inversora Bolívar S.A.	Subsiadiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	687,839	680,049
Inversora Bolívar S.A.	Subsiadiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest expense	(7,790)	—	—	—
Dalor S.A.	Shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Current payable with related parties	—	—	(166,760)	(172,661)
Dolphin Fund Limited	Equity investee	Current payable with related parties	—	—	(184,503)	(184,503)
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(6,512)
Parque Arauco S.A.	Shareholder	Interest (expense) income	(51,010)	3,095,138	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(2,205,980)	(2,154,970)
Perez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	75,000
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	14,566	16,566
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	73,296	58,417
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(115,336)	(79,198)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	8,056	216,565
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	145	(261,383)
Directores fees	—	Other current liabilities	—	—	(3,164,307)	(3,164,123)
Directores fees	—	Administrative expenses	(208,704)	(262,826)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 7: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 30.09.03 Ps.	Total as of 30.09.02 Ps.
Sales	24,977,912	6,209,495	37,293	31,224,700	(72,656)	31,152,044	24,491,480
Costs	(14,481,224)	(2,866,469)	(18,271)	(17,365,964)	469,642	(16,896,322)	(16,035,776)

Total gross profit as of 30.09.03	10,496,688	3,343,026	19,022	13,858,736	396,986	14,255,722	—

Total gross (loss) profit as of 30.09.02	6,301,776	1,938,816	(272,732)	7,967,860	487,844	—	8,455,704

Selling expenses	(824,144)	(953,311)	(2,412)	(1,779,867)	—	(1,779,867)	(5,926,357)
Administrative Expenses	(2,472,819)	(1,584,261)	(10,854)	(4,067,934)	—	(4,067,934)	(4,015,762)
Credit Card operations	—	(336,067)	—	(336,067)	—	(336,067)	(502,121)

Operating income as of 30.09.03	7,199,725	469,387	5,756	7,674,868	396,986	8,071,854	—

Operating income (expense) as of 30.09.02	3,104,465	(5,274,019)	(306,826)	(2,476,380)	487,844	—	(1,988,536)

Net loss in equity investments	—	—	(181,179)	(181,179)	—	(181,179)	(960,759)
Depreciation of Goodwill	(530,454)	(676,377)	—	(1,206,831)	—	(1,206,831)	(1,206,757)
Financial results, net	(7,253,583)	521,256	29,936	(6,702,391)	(396,986)	(7,099,377)	27,816,992
Other income (expense), net	1,676,611	1,941	(758)	1,677,794	—	1,677,794	10,138,722

Operation income (expense) as of 30.09.03	1,092,299	316,207	(146,245)	1,262,261	—	1,262,261	—

Operation income (expense) as of 30.09.02	35,928,353	(3,282,066)	1,153,375	33,799,662	—	—	33,799,662

Income tax	(4,675,981)	(518,854)	(2,357)	(5,197,192)	—	(5,197,192)	(19,551,536)
Minority interest	149,208	(94,747)	—	54,461	—	54,461	1,094,558

Net expense as of 30.09.03	(3,434,474)	(297,394)	(148,602)	(3,880,470)	—	(3,880,470)	—

Net (expense) income as of 30.09.02	15,549,405	(2,218,691)	2,011,970	15,342,684	—	—	15,342,684

							Total as of 30.06.03 Ps.

Depreciation and amortization as of 30.09.03	14,148,264	584,839	—	14,377,103	—	14,377,103	—

Depreciation and amortization as of 30.06.03	49,489,053	4,893,095	302,253	54,684,401	—	—	54,684,401

Additions of fixed assets as of 30.09.03	617,730	280,148	—	897,878	—	897,878	—

Additions of fixed assets as of 30.06.03	2,145,272	661,009	28,606	2,834,887	—	—	2,834,887

Interest in other companies as of 30.09.03	13,798,040	908,043	—	14,706,083	—	14,706,083	—

Interest in other companies as of 30.06.03	14,760,545	—	—	14,760,545	—	—	14,760,545

Operating assets as of 30.09.03	863,744,338	16,720,686	28,652,412	909,117,436	—	909,117,436	—

Operating assets as of 30.06.03	870,859,020	20,788,426	3,122,850	894,770,296	—	—	894,770,296

Non operating assets as of 30.09.03	177,706,748	16,328,532	244,540	194,279,820	—	194,279,820	—

Non operating assets as of 30.06.03	169,919,809	13,816,991	25,829,929	209,566,729	—	—	209,566,729

Total Assets as of 30.09.03	1,041,451,086	33,049,218	28,896,952	1,103,397,256	—	1,103,397,256	—

Total Assets as of 30.06.03	1,040,778,829	34,605,417	28,952,779	1,104,337,025	—	—	1,104,337,025

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others. The latter comprises Sales and development properties and E-commerce activities.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 7:	(Continued)

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop.

•	Others

-Sales and development properties: this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

-E-commerce activities: this segment includes developing stage activities primarily consisting of the Company’s on-line investment initiatives related to Alto Invest S.A. Alto Invest S.A. was a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased operations and is actively pursuing to evaluate alternative investment projects. Although results of e-commerce operations are separated for management internal reporting purposes, all related revenues and associated costs are included in leases and services line of the Company’s consolidated statements of results.

The Company’s primary operations are located in Argentina. All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 4. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 8:	RESTRICTED ASSETS

a)	At September 30, 2003, Shopping Neuquén S.A. included Ps. 41,791 from a mortgage on the land purchased for Ps. 3.3 million within the short-term debt caption.

b)	On January 18, 2001 Shopping Alto Palermo S.A. issued Senior Notes that will be guaranteed through the trust transfer in favor of the holders of 100% of the Company’s shares.

c)	On December 19, 2001 a “Guarantee Trust” contract was executed between Tarshop S.A. as Trustor and HSBC Participaciones (Argentina) S.A. as Trustee guaranteeing the fulfillment of Tarshop S.A.’s obligations with the beneficiary - HSBC Bank Argentina S.A.. These obligations include a loan of Ps. 1.5 million, requested by Tarshop S.A. on November 9, 2000.

The funds in trust include credits arising in favor of Tarshop S.A. from coupons issued for charges to be made to certain Tarjeta Shopping users, which Tarshop S.A. issues.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 9:	TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable balances to Trusts. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs Ps. 23.8 million 12% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.2 million.

ALTO PALERMO S.A. (APSA)

Unaudited Financial Statements

For the three-month period

ended as of September 30, 2003

in comparative format

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of September 30 and June 30, 2003

	30.09.03 (Notes 1 and 2) Ps.	30.06.03 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	19,113,739	15,804,445
Investments (Schedules D and I)	5,153,696	1,961,435
Accounts receivable, net (Note 3.b and Schedule I)	7,349,785	8,466,375
Other receivables and prepaid expenses (Note 3.c and Schedules G and I)	18,339,430	18,212,973
Inventory (Nota 3.d and Schedule F)	669,526	660,527

Total Current Assets	50,626,176	45,105,755

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	1,054,297	1,158,850
Other receivables and prepaid expenses, net (Note 3.c and Schedules G and I)	33,355,061	27,523,926
Inventory, net (Note 3.d and Schedule F)	26,054,242	26,053,005
Fixed assets, net (Schedule A)	626,994,838	633,971,072
Investments, net (Schedule C)	300,536,695	302,376,383
Intangible assets, net (Schedule B)	388,784	519,285

Total Non-Current Assets	988,383,917	991,602,521

Total Assets	1,039,010,093	1,036,708,276

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedules G and I)	7,796,572	7,803,673
Short-term debt (Note 3.f and Schedules G and I)	11,334,258	12,854,499
Salaries and social security payable (Note 3.g and Schedule I)	1,330,582	2,354,287
Taxes payable (Note 3.h and Schedule I)	3,596,987	3,319,387
Customer advances (Note 3.i and Schedule I)	8,292,379	7,982,348
Taxes payable (Note 3.h and Schedule I)	9,286,606	9,831,717
Other liabilities (Note 3.j and Schedule I)	4,286,537	4,398,554

Total Current Liabilities	45,923,921	48,544,465

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedules G and I)	3,487,428	3,609,629
Long-term debt (Note 3.f and Schedules G and I)	203,920,682	198,060,464
Taxes payable (Note 3.i and Schedule I)	3,185,124	—
Customer advances (Note 3.i and Schedule I)	22,225,755	22,401,762
Other liabilities (Note 3.j and Schedule I)	860,866	913,924

Total debts	233,679,855	224,985,779

Provisions (Note 3.k)	3,932,448	3,927,125

Total Non-Current Liabilities	237,612,303	228,912,904

Total Liabilities	283,536,224	277,457,369

SHAREHOLDERS´ EQUITY	755,473,869	759,250,907

Total Liabilities and Shareholders’ Equity	1,039,010,093	1,036,708,276

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Results

For the three-month periods

ended September 30, 2003 and 2002

	30.09.03 (Notes 1 and 2) Ps.	30.09.02 (Notes 1 and 2) Ps.
Sales:
Leases and services	16,392,088	13,779,881
Sales and development properties	—	411,321

Total sales	16,392,088	14,191,202

Costs:
Leases and services (Schedule F)	(8,491,313)	(8,213,252)
Sales and development properties (Schedule F)	—	(602,749)

Total costs	(8,491,313)	(8,816,001)

Gross profit (loss):
Leases and services	7,900,775	5,566,629
Sales and development properties	—	(191,428)

Total gross profit	7,900,775	5,375,201

Selling expenses (Schedule H)	(630,641)	(1,349,738)
Administrative expenses (Schedule H)	(1,485,166)	(1,513,945)

	(2,115,807)	(2,863,683)

Operating income	5,784,968	2,511,518

Net (loss) income in equity investments (Note 6)	(1,883,559)	5,960,153

Financial results generated by assets:
Interest income from related parties (Note 5)	404,776	570,980
Interest income	947,826	2,197,738
Loss on exposure to inflation	—	(36,871,780)

Subtotal	1,352,602	(34,103,062)

Financial results generated by liabilities:
Exchange differences, net	(5,684,740)	(1,301,721)
Results from derivative instruments	4,614,259	3,646,914
Interest with related parties (Note 5)	(310,526)	9,175,052
Gain on exposure to inflation	—	33,734,903
Gain on early redemption of debt	—	1,516,202
Interest (expense) income	(6,118,692)	9,644,767

Subtotal	(7,499,699)	56,416,117

Financial results, net	(6,147,097)	22,313,055

Other income, net (Note 3.l)	1,617,382	5,015,750

(Loss) Income before taxes	(628,306)	35,800,476
Income tax (Note 11)	(3,252,164)	(20,457,792)

Net (Loss) income	(3,880,470)	15,342,684

Net basic (deficit) earnings per share (Note 10)	(0.0055)	0.219

Net diluted earnings per share (Note 10)	0.0010	N/A

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods

ended September 30, 2003 and 2002

Items	Shareholders’ contributions				Appraisal revaluation Ps.	Legal reserve Ps.	Accumulated retained earnings Ps.	Total as of September 30, 2003 Ps.	Total as of September 30, 2002 Ps.
	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.
Balances as of beginning of the years	70,482,974	84,620,909	522,805,043	677,908,926	3,952,571	4,401,179	72,988,231	759,250,907	681,415,760
Issuance of common stock	103,432	—	—	103,432	—	—	—	103,432	—
Net income (loss) for the periods	—	—	—	—	—	—	(3,880,470)	(3,880,470)	15,342,684

Balances as of September 30, 2003	70,586,406	84,620,909	522,805,043	678,012,358	3,952,571	4,401,179	69,107,761	755,473,869	—

Balances as of September 30, 2002	70,000,000	84,623,841	522,805,043	677,428,884	3,952,571	4,401,179	10,975,810	—	696,758,444

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the three-month periods

ended September 30, 2003 and 2002

	30.09.03 (Notes 1 and 2) Ps.	30.09.02 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalent at the beginning of the year	17,765,880	3,655,239

Cash and cash equivalent at the end of the period	24,267,435	24,820,602

Net increase in cash and cash equivalents	6,501,555	21,165,363

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
(Loss) Income for the period	(3,880,470)	15,342,684
Adjustments to reconcile net (loss) income to cash flow from operating activities:
• Financial results	1,163,393	(30,090,210)
• Amortization of deferred financing cost	200,959	657,548
• Amortization of impairment of fixed assets	(405,683)	(742,476)
• Amortization of impairment of intangible assets	(22,458)	—
• Depreciation of fixed assets	7,940,085	7,726,000
• Amortization of intangible assets	268,302	857,835
• Allowance for doubtful accounts	—	831,344
• Provision for contingencies	21,041	—
• Gain on early redemption of debt	—	(7,026,455)
• Net loss (income) in equity investments	1,883,559	(5,960,153)
• Recovery of provision for contingencies	(1,563,808)	—
• Income tax	3,252,164	20,457,792
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• Decrease (increase) in accounts receivable	2,784,951	(3,089,276)
• (Increase) decrease in other receivables and prepaid expenses	(1,341,903)	9,350
• Increase in intangible assets	(115,343)	(56,007)
• (Increase) decrease in inventory	(8,999)	696,812
• (Decrease) increase in trade accounts payable	(129,302)	3,188,567
• Increase (decrease) in customer advances	134,024	(1,736,806)
• Decrease in salaries and social security payable	(1,023,705)	(292,115)
• Increase (decrease) increase in taxes payable	210,562	(4,297,674)
• Decrease in other liabilities	(165,075)	(3,488,188)
• Decrease in provisions	(15,718)	—
• (Decrease) increase in related parties	(545,111)	3,181,833
• (Decrease) increase in accrued interest	(1,536,632)	4,612,258

Net cash provided by operating activities	7,104,833	782,663

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(558,170)	(753,728)
• Acquisition of inventory	(1,237)	(1,506)
• Increase in investments	(43,871)	(151,947)

Net cash used in investing activities	(603,278)	(907,181)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of Short-term and Long-term debt	—	(7,888,126)
• Payment of loans granted by related parties	—	(26,330,040)
• Financing costs	—	(229,159)
• Issuance of unsecured convertible Notes	—	72,204,973
• Redemption of debt	—	(16,467,767)

Net cash provided by financing activities	—	21,289,881

Net Increase in cash and cash equivalents	6,501,555	21,165,363

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the three-month periods

ended September 30, 2003 and 2002

	30.09.03 Ps.	30.09.02 Ps.
Additional information
Non-cash activities
– Increase in customer advances through a decrease in other liabilities	—	2,635,558
– Conversion of balances with related parties into unsecured convertible Notes	—	118,663,297
– Conversion of unsecured convertible Notes into ordinary shares	103,432	—

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements

For the three-month periods

ended September 30, 2003 and 2002

(expressed in Argentine Pesos)

NOTE 1:	PREPARATION OF FINANCIAL STATEMENTS

a) Basis of presentation

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The financial statements for the three-month periods ended September 30, 2003 and 2002 have not been audited. The Company’s management considers that they include all the necessary adjustments to reasonably present the financial result for the periods referred to.

The financial result for the period ended September 30, 2003 does not necessarily reflect proportionatelly the Compan’s results for the complete financial years.

These unaudited financial statements must be considered in the light of the circumstances mentioned in Note 1 of unaudited consolidated financial statements.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements, which have been applied consistently with respect to the same period of the previous year, except as indicated in point 2.1., below, which provides a detail of the change of criteria and adjustments to prior periods´ results.

1. New technical Resolutions

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Resolution No. 16 “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Resolutions Nos. 4, 5, 6, 8, 9, 11 and 14” and No. 20: “Derivatives and hedging transactions” through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Resolutions and amendments to them will come into force for fiscal years commencing as from July 1, 2002, except for Technical Resolution No. 20, whose effective date tallies with the financial years commencing January 1, 2003.

The National Securities Commission, through Resolution 434/03, has adopted the Technical Resolutions referred to with certain exceptions and modifications, which shall apply to the financial years commencing on January 1, 2003.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

The main amendments introduced by the new Technical Resolutions involving significant adjustments to the Company’s unaudited financial statements are:

a.	Adoption of an accounting model in which the intention of the Company prevails in defining the valuation criteria to be used. In this context, only assets for sale were valued at their current values. Receivables and payables were generally recognized at their discounted values.
b.	Incorporation of strict guidelines for purposes of comparison against recoverable values.
c.	Obligatory requirement regarding application of the deferred tax method for recognition of income tax.
d.	Research, development, trademarks, advertising, reorganization and other costs cannot be capitalized. Only organization and pre-operating costs that meet certain requirements can be capitalized.
e.	Determination of guidelines for recognition, measurement and disclosure of derivatives and hedge operations.
f.	Incorporation of guidelines to be followed to determine whether certain transactions (financial instruments issued by the Company, irrevocable contributions, preferred shares) must be classified under liabilities or shareholders’ equity.
g.	Incorporation of new disclosure requirements, including information by segment, earnings per share and comparative information to be filed.

A detail of prior periods’ adjustments resulting from application of the new accounting standards is included in the following table:

Item	Effect on results at 30.09.02 (comparative) Ps.
Application of deferred tax method (vs. current tax)	(20,457,792)
Recording of adjustment to prior periods’ results in subsidiaries under long-term investments	(493,529)
Recording of financial derivatives at estimated settlement cost (See Note 9)	2,643,190
Gain on explosure to inflation	859,663

Total	(17,448,468)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

2. Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards. At September 30, 2003, there is a divergence of Ps. 3.2 million that would reduce the loss for the period. From July to September 2003, an inflation of 1% was recorded.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

3. Comparative information

According to the new Technical Resolutions mentioned in Note 2.1., the Balance Sheet is disclosed in comparative format with the year ended June 30, 2003.

Comparative balances at September 30, 2002 shown in these unaudited financial statements for comparative purposes result from restating the amounts in the financial statements at those dates following the guidelines detailed in Note 2.2.

Certain amounts in the unaudited financial statements at September 30, 2002 and for the period then ended were reclassified for disclosure on a comparative basis with those for the current period.

4. Use of estimates

The preparation of these unaudited financial statements requires that Management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

5. Revenue recognition

5.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers´ operations. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

In September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

5.2.	Sales and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;
2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;
3.	the Company’s receivable is not subject to future subordination; and
4.	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

5.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica. E-Commerce Latina owns Altocity.Com, a development stage company. Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com under the equity method of accounting.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

For the three-month periods ended September 30, 2003 and 2002, net revenues from Altocity.Com totaled Ps. 0.4 million and Ps. 0.1 million and had a net loss of Ps. 0.4 million and Ps. 1.8 million, respectively.

In addition, the Company holds an interest in Alto Invest, a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. As from May 2001, Alto Invest S.A. suspended all its transactions, excepting its off-line transactions. During the year ended June 30, 2003, the Company has initiated advisory and consultancy services, for which it is restructuring human resources.

6. Investments

6.1.	Current investments

Mutual funds have been valued at quotation value in force at period end.

See the breakdown of current investments in Schedule D.

6.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of the period.

The unaudited consolidated financial statements as of and for the three-month period ended September 30, 2003 of Alto Palermo S.A. and its subsidiaries, Emprendimiento Recoleta S.A., Tarshop S.A., Shopping Neuquén S.A., Inversora del Puerto S.A., Alto Invest S.A., Fibesa S.A. and Shopping Alto Palermo S.A. are presented.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

7. Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories have been valued at their acquisition cost, adjusted for inflation at the end of the period, as defined in Note 2.2.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.5. 2. has been valued at its acquisition cost, adjusted for inflation at the end of the period.

The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

The Company anticipates the construction of an office-building complex on the land located near Paseo Alcorta Shopping Center.

8. Fixed assets

Properties purchased for rental purposes are classified as fixed assets.

Fixed assets have been valued at cost, adjusted for inflation at the end of the period, as defined in Note 2.2., less accumulated depreciation.

Furthermore, there are a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 3.9 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition, apportioned to the months elapsed until the closing of the period.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value.

9. Intangible assets

Intangible assets have been valued at cost, adjusted for inflation at the end of the period, as defined in Note 2.2., net of accumulated amortization at period end.

See the breakdown of intangible assets in Schedule B.

9.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

9.2.	Preoperating expenses

Preoperating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

9.3.	Advertising expenses

Advertising expenses relate to the Torres Abasto project and the opening of Abasto Shopping. The expenses incurred in relation to Torres Abasto project are recognized in the statements of results as determined under the percentage- of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

9.4.	Investment projects

Investment projects represent expenses incurred by the Company in projects connected with sales made through mass media which are amortized under the straight-line method as from the start-up of the project. These expenses are written off upon abandonment or disposal of project.

9.5.	Tenant list - Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall which is stated at cost adjusted for inflation at the end of the period, as described in Note 2.2. and is amortized using the straight-line method over a five years period.

Intangible assets include advertising expenses that cannot be capitalized in accordance with current accounting standards, which will be amortized in the current year as a result of the application of the transition rules mentioned in Note 2.1.

The value of the intangible assets, does not exceed its estimated recoverable value at the end of the period.

10. Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated into period-end currency following the guidelines mentioned in Note 2.2., being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A.

The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

Amortization is shown in Note 6 and in “Net (loss) income in equity investments” in the Statements of Results.

11. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

12. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period end.

13. Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

14. Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the rate estimated at that time.

15. Other receivables and liabilities

- Asset tax was valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

- As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the unaudited financial statements.

- The remaining sundry receivables and payables were valued based on the best estimate of the nominal value of the amount receivable and payable, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

16. Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

17. Allowances and provisions

•	For doubtful accounts and doubtful mortgage receivable: set up based on an individual analysis for recoverability of the loan portfolio. Increases or decreases for the period are shown in Schedule E.

•	For impairment of inventories, fixed assets and non-current investments in other companies: the Company has estimated the recoverable values of inventories, fixed assets and non-current investments in other companies at June 30, 2003 and 2002 based on their economic values to the business determined on the basis of projections of future discounted cash flows.

Based on those estimates, the Company has reversed or recognized impairment losses as detailed in Schedule E to these unaudited financial statements.

•	For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

Increases or decreases for the period are shown in Schedule E.

At the date of issue of these unaudited financial statements, Management understands that there are no elements to foresee potential contingencies having a negative impact on these unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

18. Hedging instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. For details on the Company’s derivative instruments activity, see Note 9.

- Interest rate swaps

Interest rate swaps are used to effectively hedge certain interest rate exposures. Liabilities generated by the interest rate swap have been valued at estimated settlement cost.

Differences generated by application of the mentioned criteria to assets and liabilities under swaps for derivatives were recognized in the results for the period.

- Foreign currency forward-exchange contracts

The Company enters into foreign currency forward-exchange contracts with maturities of three months or less. These forward contracts may be rolled over to provide continuing coverage throughout the fiscal year. Consistent with the Company’s risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs.

19. Income tax provision

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issue of these unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

20. Asset tax provision

The Company calculates asset tax provision by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized asset tax provision accrued during the period and paid in previous years as a credit as the Company estimates that it will be computable as payment on account of income tax in future years.

21. Shareholders’ equity

Initial balances and movements in shareholders’ equity accounts are shown in currency of the month to which they correspond, and were restated as mentioned in Note 2.2.

The balance of the “Appraisal revaluation” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.8.

22. Results for the period

Statements of Results accounts are shown in currency of the month to which they correspond, restated as mentioned in Note 2.2., except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets.

Significant implicit financial components included in profit and loss accounts have been duly segregated.

23. Advertising expenses

The Company generally recognizes advertising and promotion expenses as incurred, except for those incurred in the sale of real estate projects. For further detail see Note 2.5.2.. Advertising and promotion expenses amounted to Ps. 5,981 during the three-month period ended September 30, 2003.

24. Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

25. Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	30.09.03 Ps.	30.06.03 Ps.
Cash in local currency	423,527	247,912
Cash in foreign currency (Shedule G)	1,259,227	1,838,409
Banks in local currency	3,186,329	1,945,155
Banks in foreign currency (Schedule G)	14,010,371	10,943,253
Saving accounts	234,285	829,716

	19,113,739	15,804,445

b) Accounts receivable, net:

	30.09.03 Ps.	30.06.03 Ps.
Current
Leases and services receivable	8,962,315	12,897,894
Pass-through expenses receivable	2,687,330	3,718,272
Debtors under legal proceedings	16,243,398	18,027,063
Checks to be deposited	4,203,573	3,921,239
Mortgage receivable	248,150	305,895
Notes receivable	517,438	164,373
Credit card receivable	5,383	5,592
Less:
Allowance for doubtful accounts (Schedule E)	(25,517,802)	(30,573,953)

Total	7,349,785	8,466,375

Non-current
Mortgage receivable	1,054,297	1,158,850

Total	1,054,297	1,158,850

	8,404,082	9,625,225

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

c) Other receivables and prepaid expenses, net:

	30.09.03 Ps.	30.06.03 Ps.
Current
Related parties (Note 5)	15,216,070	15,292,798
Prepaid services	327,830	330,356
Interest rate swap receivable (Schedule G)	122,846	306,867
Dividends receivable (Note 5)	426,461	426,461
Guarantee deposits (i)	307,123	307,123
Prepaid expenses	680,711	191,274
Prepaid gross sales tax	175,615	176,765
Other tax credits	24,103	35,030
Other	1,058,671	1,146,299

Total	18,339,430	18,212,973

(i)	Includes Ps. 107,922 which are restricted (see Note 7.a)

Non-current

Asset tax credits	20,406,366	19,003,786
Interest rate swap receivable (ii) (Schedule G)	12,408,721	8,172,241
Deferred income tax	—	67,040
Mortgage receivable	2,208,275	2,208,275
Prepaid gross sales tax	234,946	231,539
Income tax	219,970	31,468
Other	85,058	17,852
Less:
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,208,275)

Total	33,355,061	27,523,926

	51,694,491	45,736,899

(ii)	Corresponds to: 1) US$ 50 million for guarantees granted to Morgan Guaranty Trust Company of New York and 2) US$ 45.74 million arising from the Swap agreement estimated settlement cost (See Note 7.c) and 9.i).

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

d) Inventory, net:

	30.09.03 Ps.	30.06.03 Ps.
Current
Torres de Abasto	555,153	555,153
Other	114,373	105,374

Total	669,526	660,527

Non-current
Alcorta Plaza	16,974,242	16,973,005
Air space Supermercado Coto - Agüero 616	9,080,000	9,080,000

Total	26,054,242	26,053,005

	26,723,768	26,713,532

e) Trade accounts payable:

	30.09.03 Ps.	30.06.03 Ps.
Current
Suppliers	4,998,479	4,936,795
Accruals	1,805,331	1,903,061
Imports payable (Schedule G)	992,762	963,817

Total	7,796,572	7,803,673

Non-current
Imports payable (Schedule G)	3,487,428	3,609,629

Total	3,487,428	3,609,629

	11,284,000	11,423,302

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

f) Short-term and long-term debt:

	30.09.03 Ps.	30.06.03 Ps.
Short-term debt
- Financial
Seller financing (i)	4,916,532	4,900,195
Accrued interest for seller financing (i)	609,202	591,036
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (ii) (Schedule G)	6,611,752	8,166,496
Unaccrued deferred financing costs (iii)	(803,228)	(803,228)

Total	11,334,258	12,854,499

Long-term debt
- Financial
Notes, Senior Notes and unsecured convertible Notes (ii) (Schedule G)	204,444,824	198,785,511
Unaccrued deferred financing costs (iii)	(524,142)	(725,047)

Total	203,920,682	198,060,464

	215,254,940	210,914,963

(i)	Includes Ps. 3,265,010 related to seller financing obtained in connection with the acquisition of Shopping Neuquén on July 6, 1999, of which Ps. 1,651,122 relates to a reference stabilization index (CER). Such loan accrues interest at six-month LIBOR. As of September 30, 2003 the six-month LIBOR was 1.18%.
(ii)	Includes:
a)	Ps. 49.6 million 14.875% unsecured Notes due April 7, 2005. Interest on the Notes are payable semiannually on April 7 and October 7 each year, commencing October 7, 2000. On October 7, 2003 the Company settled semiannually interest accrued at the end of the period.
b)	Ps. 6.6 million Senior Notes due January 13, 2005. Interest accrue at a corrected Badlar rate plus 395 base points.

Under the terms of Decree No. 214/02, debts in U.S. dollars in the financial system were converted to pesos at the exchange rate of Ps. 1 per US$ 1 or its equivalent in such other currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were applied to these debts. As of September 30, 2003, the rate applied to this debts was 8% per annum.

Interest on the Senior Notes are payable quarterly beginning on April 18, 2001. On July 17, 2003 the Company settled quarterly interest accrued at the end of the period.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

These Senior Notes are guaranteed by the trust transfer in favor of its holders of all the shares of Shopping Alto Palermo S.A.’s equity.

The Company applied the net funds arising from offering the securities to the settlement of bank loans and redemption of Senior Notes Class A-2, thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

The conditions of the Senior Notes require that the Company maintain certain financial ratios and conditions, indexes and levels of indebtedness, as well as setting limits on the obtaining of new loans.

c)	The amount of Ps. 145 million corresponding to the issue of Series I of unsecured convertible Notes for up to US$ 50 million which were fully subscribed.

The Notes are convertible into ordinary shares of the Company at the option of the holder. The issue terms and conditions include a conversion price of US$ 0.0324, which means that each note may be exchanged for 30,864 shares with a par value of Ps. 0.1, interest accrues at an annual rate of 10% and is payable semiannually and at a subscription price of 100% of the principal amount of the Notes. These Notes will fall due on July 19, 2006.

On January 15, 2003 the Company settled interest accrued at the end of the period.

The Company applied the funds arising from offering the unsecured convertible Notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

(iii)	Fees and expenses related to issue of debt, which will be amortized over the term of settlement of the debt corresponding to negotiable obligations. The rate ranges between 20 and 25% per annum. Amortization for the three-month period totaled Ps. 200,959.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

g) Salaries and social security payable:

	30.09.03 Ps.	30.06.03 Ps.
Provision for vacation and bonuses	899,213	1,842,520

Social security payable	419,263	387,838
Other	12,106	123,929

	1,330,582	2,354,287

h) Taxes payable:

	30.09.03 Ps.	30.06.03 Ps.
Current
VAT payable, net	1,180,962	1,185,544
Asset tax payable, net	1,316,199	1,427,040
Gross sales tax payable	321,508	229,343
Gross sales tax withholdings	206,184	253,817
Other tax withholdings	501,431	161,073
Property tax provision	51,656	34,211
Other taxes	19,047	28,359

Total	3,596,987	3,319,387

Non-current
Deferred tax	3,185,124	—

Total	3,185,124	—

	6,782,111	3,319,387

i) Customer advances:

	30.09.03 Ps.	30.06.03 Ps.
Current
Admission rights (i)	5,028,425	5,060,469
Lease advances (ii)	3,216,151	2,866,077
Guarantee deposits	47,803	55,802

	8,292,379	7,982,348

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

	30.09.03 Ps.	30.06.03 Ps.
Non-current
Admission rights (i)	11,223,263	11,127,651
Lease advances (ii)	10,944,006	11,198,147
Guarantee deposits	58,486	75,964

	22,225,755	22,401,762

	30,518,134	30,384,110

(i)	The balance of admission rights mostly corresponds to key-money paid by Shopping Mall tenants. The non-current balance includes Ps. 4,500,000 corresponding to advances granted by NAI International II, INC for application to goodwill to be accrued corresponding to sites for the construction of cinema theater complexes in Shopping Rosario.

No interest is accrued on this advance as long as the Company does not suspend work on the Rosario project.

(ii)	The balance of advances on leases and services includes Ps. 1,220,000 and Ps. 8,008,269 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa.

These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of September 30, 2003 the six-month LIBOR was 1.18%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

j) Other liabilities:

	30.09.03 Ps.	30.06.03 Ps.
Current
Acruals for directors fees, net (Note 5)	2,680,000	2,680,000
Donations payable	555,407	813,305
Contributed leasehold improvements (i)	212,220	212,220
Other	838,910	693,029

Total	4,286,537	4,398,554

Non-current
Contributed leasehold improvements (i)	848,866	901,924
Withholdings and guarantee deposits	12,000	12,000

Total	860,866	913,924

	5,147,403	5,312,478

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

(i)	Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the three-month periods ended September 30, 2003 and 2002.

k) Provisions:

	30.09.03 Ps.	30.06.03 Ps.
Current
Provision for contingencies (i)	3,932,448	3,927,125

Total (Schedule E)	3,932,448	3,927,125

(i)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l) Other income, net:

	30.09.03 Ps.	30.09.02 Ps.
Recovery of allowance for doubtful accounts	1,563,808	—
Provision for contingencies, net	(21,041)	(57,283)
Gain on early redemption of debt	—	5,096,390
Donations	—	(3,125)
Other	74,615	(20,232)

	1,617,382	5,015,750

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 4:	COMMON STOCK

As of September 30, 2003, the capital stock consisted of 705,864,065 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

		Approved by		Date of record with the Public Registry of Commerce
	Par Value	Body	Date
Shares issued for cash	400	Extraordinary Shareholders´ Meeting	29.10.87	29.12.1987
Shares issued for cash	1,600	Extraordinary Shareholders´ Meeting	26.10.88	29.12.1988
Shares issued for cash	38,000	Extraordinary Shareholders´ Meeting	25.10.89	05.02.1990
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders´ Meeting	31.08.95	15.03.1996
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders´ Meeting	29.10.96	15.05.1998
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders´ Meeting	10.03.98	21.10.1999
Shares issued for cash	581,061	Ordinary and Extraordinary Shareholders´ Meeting	06.08.99	Pending
Shares issued for cash	5,918,939	Ordinary and Extraordinary Shareholders´ Meeting	06.08.99	Pending
Shares issued for cash	586,406	Pending		Pending

	70,586,406

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the Nasdaq authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			30.09.2003 Ps.	30.09.2002 Ps.	30.09.2003 Ps.	30.06.2003 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(1,904,769)	(2,047,407)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	27,916	120,258
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	—	83,135	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest (expense) income	(110,588)	6,141,591	—	—
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(6,512)
Parque Arauco S.A.	Shareholder	Interest (expense) income	(21,478)	3,095,138	—	—
Parque Arauco S.A.	Shareholder	Non Current payable with related parties	—	—	(928,834)	(907,357)
Tarshop S.A.	Subsidiary	Leases	60,141	88,443	—	—
Tarshop S.A.	Subsidiary	Interest income	396,986	487,845	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	11,485,813	11,924,701
Perez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	75,000
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	1,594,879	1,232,482
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(1,012,785)	(982,231)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees	36,000	37,017	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Dividends receivable	—	—	351,461	351,461
Emprendimiento Recoleta S.A.	Subsidiary	Interest expense	(33,800)	—	—	—
Fibesa S.A.	Subsidiary	Administration fees	30,000	30,848	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	59,690	474
Fibesa S.A.	Subsidiary	Interest expense	(58,982)	(61,677)	—	—
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(2,220,221)	(2,114,590)
Fibesa S.A.	Subsidiary	Directors’ fees	—	—	—	(320,000)
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	14,566	16,566
E-Commerce Latina S.A.	Equity investee	Administration fees	1,500	1,542	—	—
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	69,969	58,417
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Current payable with related parties	—	—	(104,089)	(70,276)
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Administration fees	10,500	10,797	—	—
Alto Invest S.A.	Subsidiary	Current payable with related parties	—	—	(94,933)	(90,692)
Alto Invest S.A.	Subsidiary	Interest expense	(2,897)	—	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	1,267,342	1,043,286
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(2,725,105)	(3,061,766)
Shopping Alto Palermo S.A.	Subsidiary	Directors’ fees	—	—	—	(85,909)
Shopping Alto Palermo S.A.	Subsidiary	Interest expense	(82,781)	—	—	—
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	8,056	216,565
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	145	(261,383)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	687,839	680,049
Inversora Bolívar S.A.	Equity investee	Interest income	7,790	—	—	—
Dolphin Fund Limited	Equity investee	Current payable with related parties	—	—	(184,503)	(184,503)
Directors fees	—	Other current liabilities	—	—	(2,680,000)	(2,680,000)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 6:	NET (LOSS) INCOME IN EQUITY INVESTMENTS

The breakdown of the net (loss) income in equity investments is the following:

	30.09.03 Ps.	30.09.02 Ps.
Loss (Income) in equity investments	(1,292,538)	6,596,862
Amortization of Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A. goodwill	(591,021)	(636,709)

	(1,883,559)	5,960,153

NOTE 7:	RESTRICTED ASSETS

Further to the comments in Note 3.f) (ii) b), the Company owns the following restricted assets:

a)	At September 30, 2003, in the other current receivables and prepaid expenses caption, the Company has funds amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40 – Court employee’s office, concerning the case “Del Valle Soria, Delicia c/New Shopping S.A.”, re dismissal without legal justification.

b)	At September 30, 2003, there was Ps. 14.3 million in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

c)	At September 30, 2003 there is a balance of US$ 50 million in the caption other non-current receivables and prepaid expenses corresponding to funds guaranteeing derivative instruments transactions. See Note 3.c (ii).

NOTE 8:	MERGER WITH CONTROLLED COMPANIES

a)	The mergers through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on September 30, 1999.

The date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 9:	DERIVATIVE INSTRUMENTS

The Company utilizes various hedge instruments, primarily interest rate swaps and foreign currency forward-exchange contracts, to manage its interest rate exposure associated with its peso-denominated fixed-rate debt. The counter parties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults.

At September 30, 2003 and 2002, the Company had the following derivative activity:

(i) Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005 that as of September 30 2003 it estimated settlement cost was of US$ 45.7 millon. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statements of results. During the periods ended September 30, 2003 and 2002, the Company recognized a loss of Ps. 1.52 million and Ps. 4.2 million, respectively.

The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

(i) Foreign currency forward-exchange contracts

The Company enters into foreign currency forward-exchange contracts with maturities of three months or less. These forward contracts may be rolled over to provide continuing coverage throughout the fiscal year. Consistent with the Company’s risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. At September 30, 2003 and 2002, the Company does not hold any foreign currency forward-exchange contract outstanding.

NOTE 10:	EARNINGS PER SHARE

Below is a reconciliation between the weighted average of ordinary outstanding shares and the weighted average of diluted ordinary shares. The latter has been determined considering the possibility of holders of Unsecured Convertible Notes into Ordinary Shares of the Company, exercising their right to convert the bonds held by them into shares.

•	Weighted average outstanding shares total 705,393,361.

•	Conversion of securities into debt.

•	Weighted average diluted ordinary shares total 2,157,311,601.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 10:	(Continued)

Below is a reconciliation between net (loss) income for the periods and the result used as basis for calculation of the basic and diluted earnings per share.

	30.09.03 Ps.	30.09.02 Ps.
Result for calculation of basic (deficit) earnings per share	(3,880,470)	15,342,684
Interest	3,646,303	3,740,000
Exchange difference	5,735,204	5,202,089
Income tax	(3,283,527)	(3,129,731)

Result for calculation of diluted (deficit) earnings per share	2,217,510	21,155,042

Net basic (deficit) earnings per share	(0.0055)	0.0219
Net diluted earnings per share	0.0010	N/A

NOTE 11:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at period-end Ps.
Current deferred assets and liabilities

Cash and banks	22,472	(22,472)	—
Accounts receivables	5,653,860	(1,303,498)	4,350,362
Other receivables and prepaid expenses	211,202	(119,543)	91,659
Inventories	(147,061)	—	(147,061)
Short-term and long-term debt	(287,440)	—	(287,440)
Other liabilities	1,237,838	(281,689)	956,149

Total current	6,690,871	(1,727,202)	4,963,669

Non-current deferred assets and liabilities

Fixed assets	(9,021,861)	87,500	(8,934,361)
Intangible assets	(1,300,638)	20,474	(1,280,164)
Tax loss carryforward	3,698,668	(1,632,936)	2,065,732

Total non-current	(6,623,831)	(1,524,962)	(8,148,793)

Total net deferred assets	67,040	(3,252,164)	(3,185,124)

Net liabilities at the end of the three-month period, derived from the information included in the above table, amount to Ps. 3,185,124.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 11:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting (Loss) income for the three-month periods ended September 30, 2003 and 2002, respectively:

Items	30.09.2003 Ps.	30.09.2002 Ps.
Result for the period (before income tax)	(628,306)	35,800,476
Current income tax rate	35%	35%

Result for the period at the tax rate	(219,907)	12,530,167
Permanent differences at the tax rate:
- SWAP estimated settlement cost at 30.06.03	—	18,313,976
- Restatement into uniform currency	2,786,875	(10,837,418)
- Amortization of higher investment value	300,251	326,941
- Amortization of intangible assets	39,900	39,281
- Donations	6,125	—
- Net loss in equity investments	(701,642)	125,765
- Other	1,040,562	(40,919)

Total income tax charge for the three-month period	3,252,164	20,457,792

Unexpired income tax loss carryforward pending use at the end of the three-month period amount to Ps. 5,902,092 according to the following detail:

Generated in	Amount Ps. (*)	Year of expiry
2002	5,902,092	2007

(*)	Expressed in nominal values

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 12:	COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

The Company and Telefónica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. amounting to Ps. 10 million, payable during April 2001, according to their respective holdings and to make, if approved by the Board of Directors of E-Commerce Latina S.A., an optional capital contribution to pursue new lines of business of up to Ps. 12 million, of which Telefónica de Argentina S.A. would contribute 75%.

On April 30, 2001, the Company and Telefónica de Argentina S.A. made the Ps. 10 million contribution, according to their respective holdings.

Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands´ corporation created to act on behalf of Altocity.com´s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

NOTE 13:	ISSUE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50.0 million.

After the end of the year granted to exercise the accretion right, the unsecured convertible Notes for US$ 50.0 million were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2006.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the Notes shall be convertible for ordinary book-entry shares with a par value of Ps. 0.10 each and at a price of US$ 0.0324 per share, at the option of each holder.

•	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 13:	(Continued)

The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

The Company applied the funds arising from offering the unsecured convertible notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling with the plan for allocating funds previously submitted to the National Securities Commission.

At September 30, 2003 holders of Unsecured Convertible Notes in ordinary shares of the Company, exercised their right to convert them for a total of US$ 191,484 leading to the issuing of 5,864,060 ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At September 30, 2003 Unsecured Convertible Notes amounted to US$ 49,808,516.

NOTE 14:	SUBSEQUENT EVENTS

An Ordinary and Extraordinary General Shareholders’ Meeting was held on October 31, 2003 wich approved the distribution of a cash dividend amounting to Ps. 10 millon, after absorbing the accumulated negative results at the closing of the financial year ended June 30, 2003.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the three-month period ended September 30, 2003

compared with the year ended June 30, 2003

Schedule A

Items	Original value				Depreciation					Impairment Ps.		Net carrying value as of September 30, 2003 Ps.	Net carrying value as of June 30, 2003 Ps.
	Value as of beginning of year Ps.	Increases Ps.	Transfers Ps.	Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Rate %		For the period	Accumulated as of end of the period Ps.
								Amount Ps. (1)
Properties:
Shopping centers:
- Abasto	251,398,791	84,094	—	251,482,885	40,550,495	(	*)	1,955,645	42,506,140	—		208,976,745	210,848,296
- Alto Avellaneda	176,464,806	21,202	—	176,486,008	60,442,747	(	*)	2,200,801	62,643,548	(10,646,646)		103,195,814	105,133,444
- Paseo Alcorta	104,640,559	42,225	—	104,682,784	31,950,982	(	*)	976,021	32,927,003	—		71,755,781	72,689,577
- Patio Bullrich	158,461,876	21,228	—	158,483,104	30,907,527	(	*)	1,635,103	32,542,630	—		125,940,474	127,554,349
- Alto Noa	42,955,955	16,150	—	42,972,105	8,216,675	(	*)	495,839	8,712,514	(10,771,933)		23,487,658	23,810,474
Caballito plots of land	8,821,673	—	—	8,821,673	—	—		—	—	—		8,821,673	8,821,673
Rosario plots of land	41,100,446	—	—	41,100,446	—	—		—	—	—		41,100,446	41,100,446
Other	12,152,843	—	—	12,152,843	547,871	(	*)	97,342	645,213	(855,251)		10,652,379	10,742,882
Leasehold improvements	2,722,155	31,205	—	2,753,360	2,572,821	(	*)	134,367	2,707,188	—		46,172	149,334
Facilities	1,782,664	59,284	—	1,841,948	464,008	10		90,306	554,314	—		1,287,634	1,318,656
Furniture and fixtures	4,756,050	44,772	—	4,800,822	3,537,683	10		70,583	3,608,266	—		1,192,556	1,218,367
Vehicles	125,341	—	—	125,341	125,341	33		—	125,341	—		—	—
Computer equipment	10,030,829	33,744	—	10,064,573	8,195,629	33		102,031	8,297,660	—		1,766,913	1,835,200
Software	3,120,880	—	(4,125)	3,116,755	2,199,446	20		182,047	2,381,493	—		735,262	921,434
Work in progress:
- Caballito	27,726,483	—	—	27,726,483	—	—		—	—	(10,548,155)		17,178,328	17,178,328
- Rosario	15,166,471	123,921	—	15,290,392	—	—		—	—	(4,766,276)		10,524,116	10,400,195
- Patio Bullrich	248,417	84,470	—	332,887	—	—		—	—	—		332,887	248,417
Other	1,572	—	—	1,572	1,572	—		—	1,572	—		—	—

Total as of September 30, 2003	861,677,811	562,295	(4,125)	862,235,981	189,712,797			7,940,085	197,652,882	(37,588,261	)(2)	626,994,838	—

Total as of June 30, 2003	859,813,612	1,769,178	95,021	861,677,811	158,641,538			31,071,259	189,712,797	(37,993,942)		—	633,971,072

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation of period depreciation charges in the statements of results is included in Schedule H.
(2)	Net of the amortization of the period of Ps. 405,681. See Schedule E.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the three-month period ended September 30, 2003

compared with the year ended June 30, 2003

Schedule B

Items	Original value						Amortization					Impairment Ps.		Net carrying value as of September 30, 2003 Ps.	Net carrying value as of June 30, 2003 Ps.
	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.		Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	For the period		Accumulated as of end of the period Ps.
									Rate %	Amount Ps. (1)
Trademarks	494,546	4,235	—	—		498,871	182,027	—	10	15,253	197,280	(62,580)		239,011	245,236
Preoperating expenses:
- Abasto Shopping	9,818,569	—	—	—		9,818,569	9,818,569	—	33	—	9,818,569	—		—	—
- Caballito	1,052,322	41,335	—	—		1,093,657	—	—	—	—	—	(1,052,322)		41,335	—
- Rosario Project	456,488	69,683	—	—		526,171	—	—	—	—	—	(456,488)		69,683	—
- Alto shopping	26,319	—	—	—		26,319	26,319	—	—	—	26,319	—		—	—
Advertising:
- Torres Abasto	4,167,541	—	—	—		4,167,541	4,128,786	—	(2)	—	4,128,786	—		38,755	38,755
- Abasto	1,538,727	—	—	—		1,538,727	1,538,727	—	33	—	1,538,727	—		—	—
Investment projects:
- Multiespacio	90,112	—	—	—		90,112	90,112	—	—	—	90,112	—		—	—
Tenant list Patio Bullrich	4,706,707	—	—	—		4,706,707	4,471,413	—	20	235,294	4,706,707	—		—	235,294
Other	159,777	—	—	—		159,777	102,081	—	33	17,755	119,836	(39,941)		—	—

Total as of September 30, 2003	22,511,108	115,343	—	—		22,626,451	20,358,034	—		268,302	20,626,336	(1,611,331	)(4)	388,784	—

Total as of June 30, 2003	55,329,250	196,438	(32,902,349)	(112,231	)(3)	22,511,108	52,186,494	(32,902,277)		1,073,817	20,358,034	(1,633,789)		—	519,285

(1)	The accounting application of the amortization for the period is set forth in Schedule H.
(2)	They are amortized under the percentaje-of-completion method.
(3)	Reclassified to fixed assets.
(4)	Net of the amortization of the period of Ps. 22,458.

ALTO PALERMO S.A. (APSA)

Interest in other companies

Balance Sheets as of September 30, 2003 and June 30, 2003

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 30.09.2003 Ps.	Value recorded as of 30.06.2003 Ps.	Issuer´s information
					Last financial statement						Interest in common stock
					Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the period Ps.	Share holders´ equity Ps.
Non-current Investments
Pérez Cuesta S.A.C.I. – Equity value	1	2,500,000	5,628,135	5,628,135	Real estate investments	Av. Acceso Este 3280 – Mendoza	30.06.03	13,225,000	(8,069,315)	27,178,766	18.90%
Pérez Cuesta S.A.C.I. – Higher investment value (2)
Tarshop S.A. – Equity value	1	4,000,000	3,192,431	2,813,445	Credit card	Lavalle 1290 – 7º Floor – Bs.As.	30.09.03	5,000,000	473,649	4,540,110	80%
Tarshop S.A. – Irrevocable contributions			439,636	439,636
Tarshop S.A. – Goodwill			1,150,689	1,211,256
Emprendimiento Recoleta S.A. – Equity value	1	6,765,150	14,256,864	14,410,499	Building	Av. Pueyrredón 2501 – Bs.As.	30.09.03	13,265,000	(301,245)	27,954,636	51%
Shopping Neuquén S.A. - Equity value	1	2,081,706	1,757,060	1,786,073	Development of Undertakings	Rivadavia 86 3º Floor Of.9- Neuquén	30.09.03	2,200,000	(30,662)	6,554,953	94.623%
Shopping Neuquén S.A. - Higher investment value (1)			3,380,889	3,380,889
Shopping Neuquén S.A. - Irrevocable contributions			4,698,047	4,654,176
Inversora del Puerto S.A. - Equity value	1	11,999	(888,335)	(888,335)	Real estate investments	Florida 537 – 18º Floor – Bs.As. Capital Federal	30.09.03	12,000	—	134,597	99.9917%
Shopping Alto Palermo S.A - Equity value	1	63,233,265	183,777,437	185,576,723	Real estate investment and development	Hipólito Yrigoyen 440 2º Floor – Bs.As.	30.09.03	63,233,265	(1,799,286)	243,998,790	99.9999%
Shopping Alto Palermo S.A. - Irrevocable contributions			60,221,350	60,221,350
Alto Invest S.A. - Equity value	1	1,867,270	(1,742,370)	(1,725,083)	E-Commerce	25 de Mayo 359 12º Floor– Bs.As.	30.09.03	1,867,271	(17,287)	1,765,931	99.99%
Alto Invest S.A. - Irrevocable contributions			3,508,217	3,508,217
E-Commerce Latina S.A. - Equity value	1	12,000	(8,272,880)	(8,091,700)	Holding	Florida 537 – 18º Floor Bs.As.	30.09.03	24,000	(362,360)	5,436,057	50%
E-Commerce Latina S.A. - Irrevocable contributions			10,990,910	10,990,910
Fibesa S.A. - Equity value	0.00000001	999,900	4,117,266	3,608,389	Agent	Hipólito Yrigoyen 440 3º Floor – Bs.As.	30.09.03	0.01	508,929	4,117,678	99.99%
Fibesa S.A. - Goodwill			14,321,349	14,851,803
Total			300,536,695	302,376,383

(1)	Includes an impairment of Ps. 3.6 million. See Schedule E.
(2)	Includes an impairment of Ps. 7.5 million. See Schedule E.

ALTO PALERMO S.A. (APSA)

Other Investments

Balance Sheet as of September 30 and June 30, 2003

Schedule D

Items	Value as of 30.09.2003 Ps.	Value as of 30.06.2003 Ps.
Current
Mutual Funds	5,153,696	1,961,435

Total	5,153,696	1,961,435

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the three-month period ended September 30, 2003

compared with the year ended June 30, 2003

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.	Decreases Ps.		Carrying value as of September 30, 2003 Ps.		Carrying value as of June 30, 2003 Ps.
Deducted from assets:
Allowance for doubtful accounts	30,573,953	—	(5,056,151	)(1)	25,517,802		30,573,953
Allowance for doubtful mortgage receivable	2,208,275	—	—		2,208,275		2,208,275
Impairment of non-current inventory	6,154,771	—	—		6,154,771	(3)	6,154,771
Impairment of fixed assets	37,993,942	—	(405,681	)(2)	37,588,261		37,993,942
Impairment of intangible assets	1,633,789	—	(22,458	)(4)	1,611,331		1,633,789
Impairment of non-current investments	11,120,367	—	—		11,120,367	(5)	11,120,367
Included in liabilities:
Provision for contingencies	3,927,125	21,041	(15,718)		3,932,448		3,927,125

Total as of September 30, 2003	93,612,222	21,041	(5,500,008)		88,133,255		—

Total as of June 30, 2003	107,811,709	13,709,905	(27,909,392)		—		93,612,222

(1)	Includes Ps. 1,563,808 related to recovery of allowance for doubtful accounts allocated in Note 3.l. and Ps. 3,492,343 related to off sets.
(2)	Set forth in Schedule A.
(3)	Set forth in Schedule F.
(4)	Set forth in Schedule B.
(5)	Set forth in Schedule C.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and sales and development properties

For the three-month periods

ended September 30, 2003 and 2002

Schedule F

	30.09.03 Ps.	30.09.02 Ps.
Cost of leases and services
Expenses (Schedule H)	8,491,313	8,213,252

Cost of leases and services	8,491,313	8,213,252

Cost of sales and development properties
Stock as of beginning of years (1)	26,713,532	27,218,380
Purchases of the period	10,236	2,996
Expenses (Schedule H)	—	24,927
Properties delivered	—	(119,006)
Stock as of end of the period (3.d)	(26,723,768)	(26,524,548)

Cost of sales and development properties	—	602,749

(1)	Includes Ps. 6,154,771 of impairment of non-current inventory allocated in Schedule E.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Balance Sheets as of September 30 and June 30, 2003

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps.	Total as of September 30, 2003 Ps.	Total as of June 30, 2003 Ps.
Assets
Current Assets
Cash and banks	US$	5,424,369	2.815	15,269,598	12,781,662
Other receivables and prepaid expenses	US$	42,143	2.915	122,846	306,867

		5,466,512		15,392,444	13,088,529

Non-Current Assets
Other receivables and prepaid expenses, net (*)	US$	4,256,851	2.915	12,408,721	8,172,241

		4,256,851		12,408,721	8,172,241

Total Assets as of September 30, 2003		9,723,363		27,801,165	—

Total Assets as of June 30, 2003		7,762,203		—	21,260,770

Liabilities
Current Liabilities
Trade accounts payable	US$	340,571	2.915	992,762	963,817
Short-term debt	US$	996,269	2.915	2,904,124	6,308,960

		1,336,840		3,896,886	7,272,777

Non-current Liabilities
Trade accounts payable	US$	1,196,373	2.915	3,487,428	3,609,629
Long-term debt	US$	49,808,516	2.915	145,191,824	139,561,845

		51,004,889		148,679,252	143,171,474

Total Liabilities as of September 30, 2003		52,341,729		152,576,138	—

Total Liabilities as of June 30, 2003		53,730,089		—	150,444,251

(*)	Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c.(ii).

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the three-month periods

ended September 30, 2003 and 2002

Schedule H

Items	Total as of September 30, 2003 Ps.	Cost of leases and services Ps.	Cost of sales and development properties Ps.	Expenses		Total as of September 30, 2002 Ps.
				Administrative Ps.	Selling Ps.
Depreciation and amortization	7,682,123	7,622,531	—	59,592	—	7,286,632
Taxes, rates, contributions and services	925,586	11,572	—	292,684	621,330	1,115,295
Fees and payments for services	606,301	—	—	606,301	—	131,127
Parking	434,181	434,181	—	—	—	363,392
Condominium expenses	401,233	401,233	—	—	—	475,577
Salaries and bonuses	148,966	—	—	148,966	—	257,641
Insurance	109,769	—	—	109,769	—	132,538
Stationery	50,959	—	—	50,959	—	47,421
Social security contributions	62,229	—	—	62,229	—	94,123
Bank charges	44,229	—	—	44,229	—	54,013
Control authorities expenses	36,349	—	—	36,349	—	29,971
Maintenance and repairs	32,593	—	—	32,593	—	91,658
Rental	21,796	21,796	—	—	—	86,482
Personnel	11,665	—	—	11,665	—	38,049
Freight and transportation	—	—	—	—	—	13,402
Advertising	—	—	—	—	—	5,981
Allowance for doubtful accounts	—	—	—	—	—	831,364
Other	39,141	—	—	29,830	9,311	47,196

Total as of September 30, 2003	10,607,120	8,491,313	—	1,485,166	630,641	—

Total as of September 30, 2002	—	8,213,252	24,927	1,513,945	1,349,738	11,101,862

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities as of September 30 and June 30, 2003

Schedule I

	30.09.03
	Investments (8)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related parties (7)	Other liabilities (1) (4)
No fixed term	—	—	532,620	—	—	—	296,015	—

Past due	—	229,730	—	3,307,656	—	—	—	—

To mature
In three months	5,153,696	6,088,726	16,821,832	2,998,520	2,471,212	3,145,426	8,990,591	7,508,338
Between 4 and 6 months	—	644,866	433,093	380,634	2,088,493	—	—	429,341
Between 7 and 9 months	—	223,672	489,747	538,317	1,844,561	5,324,928	—	511,339
Between 10 and 12 months	—	162,791	62,138	571,445	1,888,113	2,863,904	—	765,088

Between 1 and 2 years	—	101,947	13,234,640	934,569	5,045,589	58,771,516	—	212,231
Between 2 and 3 years	—	117,795	3,877,327	934,569	3,334,562	145,149,166	—	1,008,512
Between 3 and 4 years	—	120,151	6,658,641	934,569	2,254,619	—	—	1,008,512
In greater than 4 years	—	714,404	9,584,453	683,721	11,590,985	—	—	1,816,735

Total to mature	5,153,696	8,174,352	51,161,871	7,976,344	30,518,134	215,254,940	8,990,591	13,260,096

Total with fixed term	5,153,696	8,404,082	51,161,871	11,284,000	30,518,134	215,254,940	8,990,591	13,260,096

Total	5,153,696	8,404,082	51,694,491	11,284,000	30,518,134	215,254,940	9,286,606	13,260,096

	30.06.03
	Investments	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Related parties	Other liabilities (4)
No fixed term	—	—	1,660,463	—	—	—	1,013,504	—

Past due	—	290,165	—	3,291,640	—	—	—	—

To mature
In three months	1,961,435	6,007,727	15,563,358	2,940,662	2,208,092	6,263,930	8,818,213	4,016,926
Between 4 and 6 months	—	2,021,068	225,369	271,277	1,974,305	1,500,952	—	4,899,875
Between 7 and 9 months	—	39,023	703,564	325,438	1,877,725	5,089,617	—	719,948
Between 10 and 12 months	—	108,392	60,219	974,656	1,922,226	—	—	435,479

Between 1 and 2 years	—	107,452	8,368,787	897,699	4,902,735	58,498,619	—	212,231
Between 2 and 3 years	—	126,575	90,598	897,699	3,211,853	—	—	212,231
Between 3 and 4 years	—	135,637	23,277	897,699	2,239,160	139,561,845	—	212,231
In greater than 4 years	—	789,186	19,041,264	916,532	12,048,014	—	—	277,231

Total to mature	1,961,435	9,335,060	44,076,436	8,121,662	30,384,110	210,914,963	8,818,213	10,986,152

Total with fixed term	1,961,435	9,625,225	44,076,436	11,413,302	30,384,110	210,914,963	8,818,213	10,986,152

Total	1,961,435	9,625,225	45,736,899	11,413,302	30,384,110	210,914,963	9,831,717	10,986,152

(1)	Does not accrue interest, except for Ps. 1,302,447 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 11,485,813 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable and other liabilities.
(5)	Includes Ps. 9,228,269 that accrue interest at a variable market rate.
(6)	Includes Ps. 4,480,192 that accrue interest at a variable market rate.
(7)	Includes Ps. 2,220,221 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.

BUSINESS HIGHLIGHTS AS OF SEPTEMBER 30, 2003

1.	Brief comments on the Company´s activities during the period, including references to significant events after the end of the period,

Buenos Aires, November 10, 2003 – Alto Palermo S.A. (APSA) (BASE: APSA, Nasdaq: APSA), alternatively the “Company”, one of the leading companies in the real estate market, mainly engaged in the possession, development, management and acquisition of Shopping Centers in Argentina, announces the results for the first quarter of its fiscal year 2004, ended on September 2003.

As established by the Comisión Nacional de Valores (National Securities Commission), the adjustment for inflation of financial statements of public companies was eliminated as from February 28, 2003. Accordingly, the unaudited Financial Statements for the period ended on September 30, 2003 do not recognize the effects of inflation. On the other hand, the amounts for the period ended on September 30, 2002 have been restated for comparison purposes, using the coefficient 0.9938, which reflects wholesale deflation of 0.62% between September 2002 and February 2003.

Net Loss for the three-month period was Ps. 3.9 million, as compared to the Ps. 15.3 million profit for the same period of the previous year. The results for the three months ended on September 30, 2002 had been positively affected by the Ps. 27.8 million income from Financial Results and by the Ps. 10.6 million income from the redemption of debt. In addition, the result for the first quarter of Fiscal Year 2004 was adversely affected by the depreciation of local currency against the U.S. Dollar, from Ps. 2.80 per US$ 1.00 to Ps. 2.915 per US$ 1.00, which gave rise to negative Exchange Differences for Ps. 5.2 million principally on the US$ 49.8 million outstanding debt. After the end of the quarter, the exchange rate has returned to the levels prevailing at the end of Fiscal Year 2003, which would result in a profit for the second quarter of Fiscal Year 2004 if the exchange rate remains at around Ps. 2.80 per U.S. Dollar.

Total Sales as of September 30, 2003 amounted to Ps. 31.2 million, that is, 27.2% higher than that corresponding to the same period of the previous year. This increase is mainly attributable to the increase in basic rent charged to our tenants and increased occupancy.

Gross Profit for the period was Ps. 14.3 million during the first quarter of Fiscal Year 2004, as compared to Ps. 8.5 million during the same period of Fiscal Year 2003, a significant 68.5% increase. 90% of Company’s costs represent depreciation of its Fixed Assets. As their book value had already been adjusted as of September 30, 2002, depreciation charges between both periods show marginal changes. On the other hand, the excellent recovery in Basic Rent charged to our tenants plus the increase in Tarshop S.A.’s invoicing resulted in a significant increase in our income. This explains the considerable growth of gross profit.

In this way, the consolidated Operating Result for the period was a Ps. 8.1 million profit as compared to a Ps. 2.0 million loss for the same period of the previous year. Additionally, this was the result of a steep drop in doubtful accounts, which fell from Ps. 4.5 million in the first quarter of Fiscal Year 2003 to Ps. 0 in the period ended on September 30 of the current year.

EBITDA1 (consolidated net income before interest, taxes, depreciation and amortization) for the three-month period totaled Ps. 24.2 million, which represents a significant 53.0% increase with respect to EBITDA for the same period of the previous year.

Comments on the operations performed during the quarter

The quarter ended on September 30, 2003 was marked by certain stability in the country, both at macroeconomic and political level. Exchange rates and inflation seem to have stabilized while the rate of economic recovery would have accelerated to 2.8% - quarterly rate, indicating a projected 7.1% growth for calendar year 2003.

The prudent short-term economic policy was decisive for this recovery. The proper liquidation of international reserves and the extraordinarily positive trade balance prevented the rampant inflation previously anticipated. In addition, the considerable increase in tax revenues from export withholdings and the tax on financial transfers resulted in a highest historic primary tax surplus of 2.5% of the GDP.

The index that measures confidence in government is currently at those levels prevailing before the crisis, while the index measuring consumers’ confidence has attained levels which are even higher than those prior to the economic crisis2.

[1]	EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.
[2]	Indices prepared by the Government and Business Schools, respectively, of Universidad Torcuato Di Tella.

In this context, our tenants continued to increase their sales, reaching Ps. 255.1 million in the three-month period ended on September 30, 2003. These sales are 33% higher in nominal terms than those for the same period of the previous year, and 27% higher in real terms3.

The business success of our tenants continues to increase demand for space at our Shopping Centers. In this way, we have increased occupancy to 96.7%, surpassing the levels prevailing before the crisis. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our Shopping Centers portfolio. Competitors’ occupancy in the Metropolitan Area of Buenos Aires only reaches 91.1%4.

[3]	Deflated by the Consumers’ Price Index prepared by the National Institute of Statistics and Census (“INDEC”).
[4]	According to company estimates based on information derived from the Shopping Centers Research conducted by the INDEC.

Due to the improved situation of our tenants, we continue to apply the CER Index to most “pesified” agreements. Thus, Shopping Centers such as Abasto de Buenos Aires has extended the application of the CER from 10% of their tenants as of November 2002 to 100% of tenants as of September 2003.

Additionally, the current bonanza in the retail sector allows us to enter into new lease agreements under better conditions, e.g. increasing the “admission rights” required for the renewal or execution of new agreements at our Shopping Centers.

On the other hand, the improvement in our tenants’ economic and financial situation caused no allowance to be created for doubtful accounts, which as of September 30, 2002 amounted to Ps. 4.5 million. In addition, in accordance to our management reports, the Company’s operating cash flow reached highest historic levels at a monthly average of Ps. 5.8 million. These high levels are partially attributable to the excellent collection of doubtful accounts, as a result of which the Company’s revenues are higher than its invoicing.

Related Companies

Tarjeta Shopping

Tarshop S.A. is the credit card company in which we have an 80% interest.

During the quarter ended on September 30, 2003, our credit card business unit reverted the negative results shown on its financial statements during several quarters. In this way, for the first quarter of Fiscal Year 2004, Tarshop S.A. recorded a Ps. 0.5 million profit, as compared to the Ps. 2.8 million loss for the same period of the previous year, a considerable improvement.

This was the result of business restructuring. Our customers’ consumption increased by 66% during the quarter with respect to the same period of the previous year, totaling Ps. 41.8 million. This represents a 58% increase in real terms. The recovery of Tarjeta Shopping as a financial instrument for purchasing is reflected in the fact that the increase in sales made through this payment method is significantly higher than the increase in sales of our Shopping Centers.

Additionally, in relation to collections, short-term doubtful accounts as of September 30, 2003 were even lower than the levels prevailing before the crisis. Doubtful accounts three months past due, which exceeded 11% during 2002, decreased to only 3.1% by the end of the quarter.

At September 30, 2003, the number of members and the credit portfolio, including securitized coupons, totaled 151,350 members and Ps. 48.1 million, respectively. The level of card activation reached 52%.

Other Significant Events

Improvement of the risk rating of our structured debt

In October 2003, Standard & Poor’s International Ratings LLC. (Argentine Branch), significantly raised the rating of the Ps. 85 million Bonds from raB+ to raBBB-, the first step towards investment grade. This rating improvement is due to the “improvement in the Company’s operating performance which, along with the debt rescheduling carried out during 2002, resulted in an increase in its cash flow generation capacity and in better debt and interest coverage indicators”, as, among other things, explained by the rating agency in its report.

On the other hand, Fitch Argentina Calificadora de Riesgo S.A., raised the rating of Alto Palermo S.A. (APSA) common shares from Category 3 to Category 2. This category means that “the shares have medium liquidity and the issuers thereof have a good cash flow generation capacity”.

Conversion of Notes

During the first quarter of Fiscal Year 2004 and the first days of the second quarter, the holders of the unsecured convertible Notes exercised their conversion right. The aggregate number of converted Notes amounted to 145,000 units of US$ 1 par value each, while the number of common shares delivered in this respect amounted to 4,183,320 shares of Ps. 0.1 par value each.

In this way, the amount of outstanding unsecured convertible Notes is now US$ 49,698,516 while the number of shares of the Company is 709,013,065 and the capital stock amounts to Ps. 70,901,306.5.

Rosario Project

We have the firm intention of develop the first part of the Rosario Project that include the construction of the first Shopping Center of that city. In this way, we would return to our expansion plan by adding 20.000 square meters of gross leseable area to our current portfolio of Shopping Centers.

Ownership of the land acquired is subject to compliance with a construction schedule that lays down that ground should be broken on the shopping mall complex in March 2004. The Company plans to bring this date forward to the end of 2003, however.

Distribution of Dividends

On October 31, 2003, the General Ordinary and Extraordinary Shareholders’ Meeting of Alto Palermo S.A. (APSA) approved the cash distribution of Ps. 10.0 million as dividends (Ps. 0.141 per share of Ps. 1,00 par value each, or Ps. 0.5642 per ADR) as one of the uses of the Ps. 77.4 million profit for fiscal year 2003.

Appointment of Directors

The Shareholders’ Meeting unanimously resolved to fix the number of directors at 10, and the number of alternate directors at 7, as well as to appoint the following Directors for the statutory term: ELSZTAIN, Eduardo Sergio; MINDLIN, Marcos Marcelo; PERELMAN, Abraham; BÜCHI BUC, Hernán; ELSZTAIN, Fernando Adrián; SAID, José; REZNIK Gabriel Adolfo Gregorio; ELSZTAIN, Alejandro Gustavo; OLIVOS, Andrés y ZANG, Saúl as alternates Directors: BERGOTTO, Oscar Pedro; PEREDNIK, David Alberto; ELUCHANS URENDA, José Domingo; FERNÁNDEZ, Leonardo Fabricio; QUINTANA, Juan Manuel; QUINTANA TERÁN, Juan Carlos; VALENZUELA LANG, Raimundo. All such directors are non-independent directors under the terms of Resolution 400 of the Argentine Securities Commission, except for Mr. PERELMAN.

Prospects for next Quarter

Business Strategy

During the second quarter of Fiscal Year 2004 we plan to continue offering a wide range of business proposals, in line with current trends. In this way, the choice of our Shopping Centers by consumers will enhance the business success of our tenants, thus generating a higher demand for space at our Shopping Centers. This will allow us to continue increasing rent for our stores.

Principal Financial Indicators

For the three-month periods ended September 30, 2003 and 2002

(In Argentine Pesos)

	As of September 30, 2003	As of September 30, 2002	Change	Difference (%)
EBITDA (1)	24,213,178	15,824,600	8,388,578	53,0
EBITDA per share	0.343	0.226	0.117	51.7

EBITDA Shopping Centers	23,082,721	19,021,798	4,060,923
EBITDA Torres de Abasto	74,289	(105,735)	180,024
EBITDA Tarshop S.A.	1,056,168	(3,091,463)	4,147,631

Financial Debt (2)	245,610,056	328,536,956	(82,926,900)	(25,2)
Shares Outstanding (face value $1)	70,586,406	70,000,000	586,406	0,8
Price per share	2.65	1.26	1.39	110.3
Market Capitalization	187,053,979	88,200,000	98,853,979	112,1
Enterprise Value (3)	432,664,035	416,736,956	15,927,079	3,8
Financial Debt/Enterprise Value	0.57	0.79	(0.22)	(28.0)

FFO (4)	10,065,969	23,104,873	(13,038,904)	(56,4)
FFO per share	0.143	0.330	(0.187)	(56.8)
Net (Loss) Income for the Period	(3,880,470)	15,342,684	(19,223,154)	(125,3)

(1)	Net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurring loss or income.
(2)	Financial Debt (net of accrued interests) in historical pesos.
(3)	Outstanding shares at their market value plus Financial Debt.
(4)	Funds from operations calculated as the period’s results before amortization and depreciation and other net income and expenses.

This Earnings Release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

If you are interested in receiving our Earnings Release quarterly, please contact us at +(54 11) 4323 7513 or via e-mail at finanzas@altopalermo.com.ar

Principal Consolidated Indicators

For the three-month period ended September 30, 2003 and 2002

(In Argentine Pesos)

Income Statement	As of September 30, 2003	As of September 30, 2002	Change	Difference (%)
Net Revenues	31,152,044	24,491,480	6,660,564	27.2

Leases and Services	24,942,549	20,343,099	4,599,450
Sales of real estate properties	—	411,321	(411,321)
Credit Card operations	6,209,495	3,737,060	2,472,435

Costs	(16,896,322)	(16,035,776)	(860,546)	5.4

Leases and Services	(14,499,495)	(14,269,252)	(230,243)
Real estate properties	—	(602,749)	602,749
Credit Card operations	(2,396,827)	(1,163,775)	(1,233,052)

Gross Profit	14,255,722	8,455,704	5,800,018	68.5

Selling expenses	(1,779,867)	(5,926,357)	4,146,490	(70.0)
Administrative expenses	(4,067,934)	(4,015,762)	(52,172)	1.3
Income from Tarjeta Shoppings Trust Participation	(336,067)	(502,121)	166,054	(33,1)

Operating Income (Loss)	8,071,854	(1,988,536)	10,060,390	(505.9)

Results from related companies	(181,179)	(960,759)	779,580
Depreciation of goodwill	(1,206,831)	(1,206,757)	(74)
Financial (loss) income – net	(7,099,377)	27,816,992	(34,916,369)
Other income (expenses)-net	1,677,794	10,138,722	(8,460,928)

Income before taxes and minority interests	1,262,261	33,799,662	(32,537,401)	(96.3)

Minority interest	(5,197,192)	(19,551,536)	14,354,344
Income Tax	54,461	1,094,558	(1,040,097)

Net (Loss) Income for the period	(3,880,470)	15,342,684	(19,223,154)	(125.3)

Balance Sheet Summary	As of September 30, 2003	As of June 30, 2003	Change	Difference (%)
Current assets	82,260,420	70,559,746	11,700,674	16.6
Non-current assets	1,021,136,836	1,033,777,279	(12,640,443)	(1.2)

Total assets	1,103,397,256	1,104,337,025	(939,769)	(0.1)

Current liabilities	74,855,934	78,417,937	(3,562,003)	(4.5)
Non-current liabilities	258,361,370	251,907,636	6,453,734	2.6

Total liabilities	333,217,304	330,325,573	2,891,731	0.9

Minority interest	14,706,083	14,760,545	(54,462)	(0.4)

Shareholders’ equity	755,473,869	759,250,907	(3,777,038)	(0.5)

The information here detailed is an abstract of our Unaudited Financial Statements for the three-month period ended September 30, 2003 and 2002 which is at your disposal

Shopping Centers portoflio

Alto Palermo

GLA 18.,146 Sqm
# Stores 156
Occupancy 94.0%
Monthly Sales per Sqm Ps. 1,123
Book Value: Ps. 242.9 M
APSA’s Interest 100%
Location Cdad. Buenos Aires

Paseo Alcorta

GLA 14,949 Sqm
# Stores 126
Occupancy 92.5%
Monthly Sales per Sqm Ps. 842
Book Value Ps. 71.8 M
APSA’s Interest 100%
Location Cdad. Buenos Aires
Alto Avellaneda

GLA 28,251 Sqm
# Stores 156
Occupancy 99.6%
Monthly Sales per Sqm Ps. 514
Book Value Ps. 103.2 M
APSA’s Interest 100%
Location Avellaneda – Bs. Aires
Alto Noa

GLA 18,904 Sqm
# Stores 93
Occupancy 95.4%
Monthly Sales per Sqm Ps. 187
Book Value Ps. 23.5 M
APSA’s Interest 100%
Location Cdad. de Salta
Abasto de Buenos Aires

GLA 40,476 Sqm
# Stores 191
Occupancy 98.8%
Monthly Sales per Sqm Ps. 511
Book Value Ps. 209.0 M
APSA’s Interest 100%
Location Cdad. Buenos Aires
Patio Bullrich

GLA 11,320 Sqm
# Stores 93
Occupancy 95.6%
Monthly Sales per Sqm Ps. 795
Book Value Ps. 126.3 M
APSA’s Interest 100%
Location Cdad. Buenos Aires
Buenos Aires Design

GLA 14,975 Sqm
# Stores 74
Occupancy 95.8%
Monthly Sales per Sqm Ps.331
Book Value Ps. 25.2 M
APSA’s Interest 51.0%
Location Cdad. Buenos Aires

Total Portfolio	GLA 147,021
Stores 889
Occupancy 96.7%
Monthly Sales per Sqm Ps. 585
Book Value Ps. 801.9 M

Additionally, we have a non-controlling minority interest of 18.9% in Mendoza Plaza Shopping

ALTO PALERMO S.A. (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the same period for the three previous years.

	30.09.2003 Ps.	30.09.2002 Ps.	30.09.2001 Ps.	30.09.2000 Ps.
Current assets	82,260,420	69,009,869	255,460,797	184,139,517
Non-current assets	1,021,136,836	1,065,535,023	1,222,239,178	1,236,936,478

Total	1,103,397,256	1,134,544,892	1,477,699,975	1,421,075,995

Current liabilities	74,855,934	67,981,963	299,198,797	404,099,203
Non-current liabilities	258,361,370	354,454,577	451,097,719	276,943,477

Subtotal	333,217,304	422,436,540	750,296,516	681,042,680

Minority interest	14,706,083	15,349,908	21,957,349	20,516,573
Shareholders´ equity	755,473,869	696,758,444	705,446,110	719,516,742

Total	1,103,397,256	1,134,544,892	1,477,699,975	1,421,075,995

3.	Consolidated income structure as compared with the same period for the three previous years.

	30.09.2003 Ps.	30.09.2002 Ps.	30.09.2001 Ps.	30.09.2000 Ps.
Operating income (loss)	8,071,854	(1,988,536)	18,878,080	19,862,705
Net loss in equity investments	(181,179)	(960,759)	(637,663)	(221,156)
Depreciation of goodwill	(1,206,831)	(1,206,757)	(591,022)	(554,011)
Financial results, net	(7,099,377)	27,816,992	(35,491,554)	(13,582,283)
Other income (expense), net	1,677,794	10,138,722	377,299	(614,524)
Income tax	(5,197,192)	(19,551,536)	(750,903)	(2,715,799)
Minority interest	54,461	1,094,558	403,093	221,642

Net (loss) income	(3,880,470)	15,342,684	(17,812,670)	2,396,574

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	30.09.2003 Ps.	30.09.2002 Ps.	30.09.2001 Ps.	30.09.2000 Ps.
Liquidity

Current assets	82,260,420	69,009,869	255,460,797	184,139,517

Current liabilities	74,855,934	67,981,963	299,198,797	404,099,203

Ratio	1.10	1.02	0.85	0.46

Indebtedness

Total liabilities	333,217,304	422,436,540	750,296,516	681,042,680

Shareholders´ equity	755,473,869	696,758,444	705,446,110	719,516,742

Ratio	0.44	0.61	1.06	0.95

Solvency
Shareholders’ equity	755,473,869	696,758,444	705,446,110	719,516,742

Total liabilities	333,217,304	422,436,540	750,296,516	681,042,680

Ratio	2.27	1.65	0.94	1.06

Freezen capital

Non current assets	1,021,136,836	1,065,535,023	1,222,239,178	1,236,936,478

Total assets	1,103,397,256	1,134,544,892	1,477,699,975	1,421,075,995

Ratio	0.93	0.94	0.83	0.87

Rentabilitie

Net (loss) income of the period	(3,880,470)	15,342,684	(17,182,670)	2,396,574

Average shareholders’ equity	759,302,623	681,415,760	722,926,728	717,133,261

Ratio	(0.005)	0.023	(0.024)	0.003

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2003

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous years, or that could affect those to be filed in future financial years.

None.

3.	Classification of receivables and liabilities.

a) Past due receivables:

	30.09.03 Ps.	30.06.03 Ps.	31.03.03 Ps.	31.12.02 Ps.	Total Ps.
Accounts receivable, net	229,730	—	—	—	229,730

b) Past due payable:

	30.09.03 Ps.	30.06.03 Ps.	31.03.03 Ps.	31.12.02 Ps.	Total Ps.
Trade accounts payable	452,885	—	549,639	2,305,132	3,307,656

c) Receivables and liabilities with no fixed term:

30.09.03 Ps.
Other receivables and prepaid expenses	532,620
Related parties	296,015

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d) Current receivables to mature:

	31.12.03 Ps.	31.03.04 Ps.	30.06.04 Ps.	30.09.04 Ps.	Total Ps.
Accounts receivable, net	6,088,726	644,866	223,672	162,791	7,120,055
Other	16,821,832	433,093	489,747	62,138	17,806,810

e) Non-current receivables to mature:

	30.09.05 Ps.	30.09.06 Ps.	30.09.07 Ps.	30.09.08 Ps.	Total Ps.
Accounts receivable, net	101,947	117,795	120,151	714,404	1,054,297
Other	13,234,640	3,877,327	6,658,641	9,584,453	33,355,061

f) Current liabilities to mature:

	31.12.03 Ps.	31.03.04 Ps.	30.06.04 Ps.	30.09.04 Ps.	Total Ps.
Trade accounts payable	2,998,520	380,634	538,317	571,445	4,488,916
Customer advances	2,471,212	2,088,493	1,844,561	1,888,113	8,292,379
Short-term debt	3,145,426	—	5,324,928	2,863,904	11,334,258
Related parties	8,990,591	—	—	—	8,990,591
Salaries and social security payable	647,492	429,341	—	253,749	1,330,582
Taxes payable	3,596,987	—	—	—	3,596,987
Other liabilities	3,263,859	—	511,339	511,339	4,286,537

g) Non-current liabilities to mature:

	30.09.05 Ps.	30.09.06 Ps.	30.09.07 Ps.	30.09.08 Ps.	Total Ps.
Trade accounts payable	934,569	934,569	934,569	683,721	3,487,428
Customer advances	5,045,589	3,334,562	2,254,619	11,590,985	22,225,755
Long-term debt	58,771,516	145,149,166	—	—	203,920,682
Other liabilities	212,231	1,008,512	1,008,512	1,816,735	4,045,990

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a) Accounts receivable, net:

	Ps.
Current
Local currency	7,349,785	(1)

Non-current
Local currency	1,054,297	(1)

(1)	Does not accrue interest, except for Ps. 1,302,447 that accrue interest at a variable market rate.

b) Other receivables and prepaid expenses:

Current
Local currency	18,216,584	(1)
Foreign currency	122,846	(2)
Non-current
Local currency		(1)
Foreign currency	20,946,340	(2)
	12,408,721

(1)	Does not accrue interest, except for Ps. 11,485,813 that accrue interest at a fixed rate.
(2)	Includes receivable and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c. (ii).

c) Trade accounts payable:

Current
Local currency	6,803,808	(1)
Foreign currency	992,764	(2)

Non-current
Foreign currency	3,487,428	(2)

(1)	Does not accrue interest.
(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d) Customer advances:

	Ps.
Current
Local currency	8,292,379	(1)

Non-current
Local currency	22,225,755	(1)

(1)	Does not accrue interest, except for Ps. 9,228,269 that accrue interest at a variable market rate.

e) Short-term and long-term debt:

Short-term debt
Local currency	8,430,134	(1)
Foreign currency	2,904,124	(1)

Long-term debt
Local currency	58,728,858	(1)
Foreign currency	145,191,824	(1)

(1)	Accrue interest at a fixed and variable market rate.

f) Salaries and social security payable:

Current
Local currency	1,330,582	(1)

(1)	Does not accrue interest.

g) Taxes payable:

Current
Local currency	3,596,987	(1)

Non Current
Local currency	3,185,124	(1)

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h) Related parties:

Ps.
Current
Local currency	9,286,606	(1)

(1)	Does not accrue interest, except Ps. 2,220,221 that accrue interest at a fixed rate.

i) Other liabilities:

Current
Local currency	4,286,537	(1)

Non-current
Local currency	860,866	(1)

(1)	Does not accrue interest.

5.	Related parties.

See Notes 5 and Schedule C of unaudited financial statements.

6.	Loans to directors.

None.

7.	Physical inventories of stock.

See Note 2.7. of unaudited financial statements.

8.	Current values.

See Notes 2.7. and 2.8. of unaudited financial statements.

9.	Appraisal revaluation of assets.

See Note 2.8. of unaudited financial statements.

ALTO PALERMO S.A. (APSA)

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permited by Section 31 of Law No, 19.550.

Not applicable.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.		Accounting values Ps.	Risk covered
Abasto Shopping and premises Contents	122,000,000	(1)	208,976,745	Fire and civil responsibility. Full risk.
Alto Palermo Shopping Contents	65,000,000	(1)	242,874,404	Fire and civil responsibility. Full risk.
Paseo Alcorta Shopping Contents	55,000,000	(1)	71,755,781	Fire and civil responsibility. Full risk.
Alto Avellaneda Shopping Contents	60,000,000	(1)	103,195,814	Fire and civil responsibility. Full risk.
Patio Bullrich Shopping Contents	55,000,000	(1)	125,940,474	Fire and civil responsibility. Full risk.

(1)	There is an insurance police for Ps. 4,000,000 which covers the contents of the shopping centers without distinction.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

ALTO PALERMO S.A. (APSA)

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

Not applicable.

Buenos	Aires, November 10, 2003.

Eduardo Sergio Elsztain
President

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

1.	We have reviewed the balance sheets of Alto Palermo S.A. (APSA) at September 30, 2003 and the related statements of results, changes in shareholders’ equity and cash flows for the three month periods ended September 30, 2003 and 2002 and the complementary notes 1 to 14 and schedules A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries, which are presented as complementary information. The preparation and issuance of the financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the financial years ended June 30, 2003 and 2002, on which we issued our unqualified report on September 8, 2003, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at September 30, 2003 and 2002 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2003.

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

Report of Independent Auditors (Continued)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2003, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 419,263, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 10, 2003

PRICE WATERHOUSE & Co.	ABELOVICH, POLANO & ASOCIADOS
(Partner)	(Partner)

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang
Name: Saúl Zang
Title: Director

Dated: November 18, 2003